IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

MAWSON INFRASTRUCTURE GROUP, INC.,	))))
Plaintiff,	) C.A. NO. <u>26-CV-00057-JLH</u>)
v.	))
ENDEAVOR BLOCKCHAIN, LLC, JOSHUA KILGORE, PM SQUARED, LLC, CODY SMITH, and PHIL STANLEY,	))))
Defendants.	))

AMENDED COMPLAINT FOR VIOLATION OF SECURITIES LAWS

Plaintiff Mawson Infrastructure Group, Inc. ("Mawson," or the "Company"), hereby files its Amended Complaint for Violation of Securities Law seeking injunctive and related relief against Defendants Endeavor Blockchain, LLC ("Endeavor"), Joshua Kilgore ("Kilgore"), Cody Smith ("Smith"), PM Squared, LLC ("PM Squared"), and Phil Stanley ("Stanley," and, collectively, "Defendants"), and alleges as follows.

PARTIES

1.   The Company is a leading provider of, *inter alia*, next-generation digital infrastructure, offering a diverse range of solutions across multiple high-growth sectors, including artificial intelligence and high-performance computing, digital assets and cryptocurrency mining, and blockchain network applications.

2.   The Company completed an uplisting of its common stock to the Nasdaq Stock Market LLC ("Nasdaq") in the fourth quarter of 2021, where its shares were listed for trading under its current name "Mawson Infrastructure Group, Inc.," by means of a reverse merger with

Cosmos Capital Limited, a digital infrastructure provider based in Sydney, Australia. The

Company's common stock is registered under Section 12(g) of the Securities Exchange Act of

1934 (the "Exchange Act") and continues to be and is currently listed for trading on Nasdaq under

the ticker symbol "MIGI."

3.   Endeavor is an Arkansas limited liability company whose principal place of

business is 5701 Euper Lane, Suite A, Fort Smith, Arkansas, Endeavor is wholly owned and

controlled by Kilgore. Endeavor purports to own at least 1,400,000 shares of the Company's

common stock.

4.   Kilgore is the sole owner and controller of Endeavor and purports to personally

own at least 8,000 shares of the Company's common stock. Kilgore has, more than once, been

involved in cases where illegal Medicaid kickback schemes were alleged. By way of example:

      a) *Kilgore v. Mullenax*, 2016 Ark. App. 143, at *9-10 (Ct. App. Ark. Mar. 2, 2016)

      (In litigation ensuing after Kilgore reported his former business partner for

      illegal kickback scheme to Insurance Commissioner in order to gain advantage

      in arbitration over Kilgore's violation of his non-disparagement agreement with

      former business partner, the Court of Appeals affirmed arbitration award,

      specifically violation of the non-disparagement provision, noting "that

      Kilgore's primary motivation [in reporting Plaintiff to the Insurance

      Commissioner for potential fraud] was not protecting the interest of the public

      but to gain an advantage in the arbitration that [the opposing party] had filed

      against him, thinking that to discredit or disparage [Plaintiff] might give him an

      advantage and result in the dismissal of the arbitration.";

b) *STAP, Inc. v. Sutterfield*, 2020 Ark. App. 18 (Jan. 15, 2020) (affirming denial

of motion to enforce arbitration clause in nursing home wrongful death claim

against Kilgore, Kilgore Consulting Group, Inc. and entities owned by Kilgore);

c) *United States v. Napper*, 2025 WL 2585680 (M.D. Tenn Sep. 5, 2025) (Qui

Tam case brought by the States of Tennessee and Louisiana and the United

States against Kilgore and entities owned by Kilgore for illegal Medicaid

kickback scheme for nursing home dental services).

5.   Smith is an individual and purports to personally own at least 75,000 shares of the

Company's stock.

6.   PM Squared is a Texas limited liability company whose principal place of business

is 6050 Southwest Blvd, Suite 150, Benbrook, Texas 76109. PM Squared purports to own at least

2,297 shares of the Company's common stock.

7.   Stanley is an individual and, upon information and belief, is the sole owner of PM

Squared.

JURISDICTION AND VENUE

8.   This Court has subject matter jurisdiction over this action pursuant to 15 U.S.C.A.

§§78aa, 78m(d)(3), and 28 U.S.C.A. §§ 1331, 1367. The claims asserted herein arise under Section

10(b), 13(d), and 14(a) of the Exchange Act, 15 U.S.C.A. §§ 78j(b), 78n, and 78m(d), and the rules

and regulations promulgated thereunder, including rules 10b-5. 13d-1, and 14a-9 of the Rules of

the Securities and Exchange Commission (the "Rules"), codified at 17 C.F.R. §§ 240.10b-5,

240.13d-1, and 240.14a-9, respectively.

9.   This Court has personal jurisdiction over Defendants pursuant to 15 U.S.C.A §

78aa.

10.   Declaratory relief is appropriate pursuant to 28 U.S.C.A. § 2201 because an actual controversy exists regarding Defendants' violation of, and failure to comply with, federal securities law, including Sections 10(b), 13(d) and 14(a) of the Exchange Act and Rules 10b-5, 13d-1, and 14a-9.

BACKGROUND FACTS

A. Investor Reporting Obligations.

11.   As a publicly traded "reporting company," the Company and its stockholders are subject to the reporting requirements and other provisions of the Exchange Act, codified at 15 U.S.C.A. § 78a, *et seq,* and the rules and regulations promulgated thereunder, including the Rules, codified at 17 C.F.R. § 240.01, *et seq.*

i.   Exchange Act § 78m and Rule 13d-1

12.   Pursuant to 15 U.S.C.A. § 78m, and 17 C.F.R. § 240.13d, within ten days of becoming, directly or indirectly, the beneficial owner of more than five percent of a class of a reporting company's stock registered under the Exchange Act, generally, its common stock, a person must file a Schedule 13D with the Securities and Exchange Commission (the "SEC") which provides critical information regarding, among other things, the identity of acquiring party, the number of shares acquired, and the purposes of the acquisition.

13.   Section 240.13d-101 of the Code of Federal Regulations provides clear instructions on what information is required and how to properly complete and file a Schedule 13D.

14.   Among other things, Schedule 13D requires disclosure of:

a.   the Party acquiring the stock;

b.   the number of shares beneficially owned by acquiring person;

c.   the percentage of class the person's interest represents;

d. the purpose of the transaction, and any plans or proposals the person has which

relate to or would result in:

1) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

3) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

4) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

5) Any material change in the present capitalization or dividend policy of the issuer;

6) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

7) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

8) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

10) Any action similar to any of those enumerated above.

e. the acquiring party's interest in the reporting company's stock, including the

number of shares they own or have the power to vote, and

f. a description of "any transactions in the class of securities reported on that were

effected during the past sixty days or since the most recent filing of Schedule

13D (§240.13d–101), whichever is less, by the persons" listed. This description must "include, but not necessarily be limited to: (1) [t]he identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."

17 C.F.R. § 240.13d-101, at Item 5.

15.   Disclosure of this information is "mandatory" and failing to provide the information may result in civil or criminal actions. *Id.*

16.   If there is any change to the information provided, the person filing the disclosure must file an amendment. *Id.*

17.   "Whenever two or more persons are required to file a [Schedule 13D] … with respect to the same securities, only one statement must be filed. Rule 13d-1(k)(1). When a group files a single Schedule 13D, each member of the group "is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein" and for other statements if the member "knows or has reason to believe that such information is inaccurate." Rule 13d-1(k)(1)(ii). The joint Schedule 13D must also attach, "as an exhibit, their agreement in writing that [the Schedule 13D] is filed on behalf of each of them." Rule 13d-1(k)(1)(iii).

ii.   **Exchange Act § 78n and Rule 14a**

18.   Stockholders of a registered company wishing to solicit proxies from other stockholders must comply with Rule 14a.

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19.   A solicitation must ordinarily be accompanied by a detailed proxy statement. Rule 14a-3. However, in certain circumstances, a stockholder may issue solicitation without a proxy statement provided that certain requirements are met. Rule 14a-12.

20.   Rule 14a-9 requires that all solicitations, regardless of when or how they are made, contain complete and accurate information. Rule 14a-9 states, in relevant part,

> No solicitation … [shall contain]… any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

Rule 14a-9.

iii.   Exchange Act § 78j and Rule 10b-5

21.   Section 78j and Rule 10b-5 ensure that investors do not manipulate the market.

22.   Rule 10b-5 provides, in its entirety,

> It shall be unlawful for any person, directly or indirectly, by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange,
>
> > (a) To employ any device, scheme, or artifice to defraud,
> >
> > (b) To make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or
> > (c) To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person,
>
> in connection with the purchase or sale of any security.

B. The Company has been, and continues to, sell stock into the market.

23.   Beginning on October 21, 2025, and continuing through today, the Company has been selling newly issued shares through an at-the-market offering (the "ATM Offering"). This process allows a company to sell up to a certain dollar amount of shares into the market on an

ongoing basis, subject to there being sufficient liquidity and a satisfactory price (in the Company's

discretion).

24.　　In determining whether to sell into the market under the ATM Offering, the

Company relies upon the assumption that all required disclosures under the Exchange Act by third-

parties have been timely and accurately made.

C. The Defendants launch a secret campaign to take control of the Company.

25.　　At some time prior to December 22, 2025, while the ATM Offering was underway,

the Defendants began a campaign to surreptitiously take over the Company. Their unlawful

scheme, which was concealed from the Company, its stockholders, and the open market, depended

on secretly acquiring a significant percentage of the Company's stock without timely filing a

Schedule 13D, as well as filing five Schedule 13Ds that misstated and omitted material facts

(collectively the "Schedule 13D Disclosures"). After filing the false and misleading Schedule 13D

Disclosures the Defendants then began pressuring the Company's board to accept a tender offer

proposal which would have given the Defendants ownership of approximately 70% of the

Company's outstanding common stock and majority control of its board.

i.　The Defendants first false and misleading Schedule 13D.

26.　　On December 22, 2025, Defendants filed a Schedule 13D with the SEC (the "Initial

Schedule"). *See* Ex. A. The Initial Schedule was not only filed late but was intentionally

misleading and violative of the Exchange Act and the Rules. First, the Initial Schedule disclosed,

for the first time, that the Defendants had, at some undisclosed time, acquired 958,279 shares, or

5.55%, of the Company's common stock, broken down as follows:

Name	Number of Shares	Percentage of Company Stock
Endeavor	915,000	5.3%
Kilgore	8,000	0.05%

| Smith | 32,982 | 0.19% |
| PM Squared | 2,297 | 0.01% |

See Ex. A.

27.   The Initial Schedule did not explain when the Defendants acquired that interest nor did it disclose any transactions the Defendants were involved in with Company stock in the preceding 60 days.

28.   The Initial Schedule did not attach the exhibit required by Rule 13d-1(k)(1)(iii), nor was it accompanied by a Form 3 (Initial Statement of Beneficial Ownership of Securities) or Form 4 (Statement of Changes in Beneficial Ownership).

29.   As the Company learned several weeks later, the Initial Schedule also misrepresented the purpose for Defendants' acquisition of the Company's stock, whereby Defendants falsely claimed they simply wanted "to partner with the management team at Mawson to clean up their balance sheet and provide strategic partnerships to drive profitability." Ex. A, Item 4.

30.   Finally, the Initial Schedule failed to disclose whether the Defendants had any plans or proposals which would relate to or result in any of the events identified in 17 C.F.R. § 240.13d-101, Item 4.

ii.   **The Defendants' second false and materially misleading filing.**

31.   Knowing that the Initial Schedule was false, misleading, and incomplete, on January 6, 2026, Defendants, through counsel at Dorsey & Whitney LLP, filed the first amended Schedule 13D (the "First Amendment"). Ex. B.

32.   According to the First Amendment, Defendants had acquired an additional 85,000 shares in the weeks following the Initial Schedule. As of December 26, 2025, the Defendants

170309108.2

purported to collectively own 1,043,279 shares, or 31.6%, of the Company's common stock,

broken out as follows:

Name	Number of Shares	Percentage of Company's Stock
Endeavor	990,000	30.0%
Kilgore	8,000	0.02%
Smith	42,982	1.3%
PM Squared	2,297	0.01%

Ex. B.

33.   Like the Initial Schedule, the First Amendment did not disclose when the

Defendants first acquired Company stock. Moreover, the First Amendment presented a different

purpose for the Defendants' acquisition of Company stock—that the stock was an "attractive

investment" and they "intend[ed] to engage with the Issuer's management and Board of Directors

regarding opportunities for value creation." Ex. B, Item 4. As the Company soon learned, that

disclosure was deliberately incomplete and misleading.

34.   Finally, the First Amendment expressly stated that the Defendants did not "ha[ve]

any present plan or proposal which would relate to or result in any of the matters set forth in

subparagraphs (a) - (j) of Item 4 of Schedule 13D." Ex. B, Item 4.

iii.   The Defendants attempt to take control of the Company.

35.   On January 8, 2026, two days after filing the First Amendment, the Defendants sent

the Company's board a written proposal for a Draft Tender Offer and Series A Preferred Equity

Financing (the "Tender Offer"). *See* Ex. C.

36.   According to the Tender Offer, the Defendants intended to "launch an all-cash

tender offer to purchase up to 500,000 shares of common stock from existing shareholders." Ex.

C, § 2. If Defendants' offer was fully subscribed, they would own approximately 70.2% of the

Company's common stock, prior to conversion of any preferred stock. *Id.* at 5.

37.   The Tender Offer also contemplated the issuance of $21 million Series A Preferred PIPE. *Id.* Each preferred share would have 4 votes and vote together with the common stock. *Id.* When combined with the new common shares, the Series A Preferred would give the Defendants ownership of approximately 79% of the Company's fully diluted common equity. *Id.*

38.   The Tender Offer revealed that Defendants would also take over control of the Company's board—appointing three of the five directors—and controlling the selection of a new CEO who would occupy the fourth board seat. *Id.*

iv.   The Defendants continue to lie to the Company, its shareholders, and the market.

39.   Despite sending the Tender Offer four days earlier, on January 12, 2026, the Defendants, through counsel, filed a second amended Schedule 13D (the "Second Amendment"). *See* Ex. D. According to the Second Amendment, as of December 26, 2025, the Defendants owned 1,345,297 shares, representing 40.7% of the Company's common stock broken out as follows:

Name	Number of Shares	Percentage of Company Stock
Endeavor	1,260,000	38.1%
Kilgore	8,000	0.2%
Smith	75,000	2.3%
PM Squared	2,297	0.1%

Ex. D.

40.   The Second Amendment elevated the Defendants' pattern of making false and misleading statements to the Company and the market to a new level. Specifically, the Second Amendment contained an undeniable lie—that the Defendants had "no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D." Ex. D, Item 4.

41.   In addition to the Second Amendment, on January 12, 2026, the Defendants also belatedly filed a SEC Form 3 (Initial Statement of Beneficial Ownership of Securities), and SEC

Form 4 (Statement of Changes in Beneficial Ownership), Exs. E, F, G, which provide different numbers further obfuscating Defendants' ownership and actions.

42.   The Company raised the false disclosures with the Defendants in a letter to Defendants' counsel emailed on January 14, 2026. While the Defendants seemingly recognized the need for additional disclosures, they rejected the Company's efforts to address the violations of the securities laws and refused to commit to an immediate correcting disclosure.

v.   The Defendants file a third false and misleading Schedule 13D.

43.   On January 21, 2026, Defendants filed their third amended Schedule 13D (the "Third Amendment"). Ex. H.

44.   The Third Amendment revealed that Defendants had acquired even more shares, collectively owning 1,485,297 shares, representing 44.9% of the Company's common stock broken out as follows:

Name	Number of Shares	Percentage of Company Stock
Endeavor	1,400,000	42.4%
Kilgore	8,000	0.2%
Smith	75,000	2.3%
PM Squared	2,297	0.1%

Ex. H, Item 5(a).

45.   The Third Amendment was the first time the Defendants disclosed the existence of the Tender Offer (which should have been disclosed no later than the Second Amendment).

46.   However, the Third Amendment is still incomplete and misleading because, among other things, Defendants stated that "no tender offer has been … planned…" and there were no "agreements, arrangements or understandings … regarding any such transactions." Ex. H at Item

4. The fact that Defendants submitted the Tender Offer makes these representations false and/or misleading.

47.   The Third Amendment also fails to disclose the fact that Defendants repeatedly violated Exchange Act sections 10(b) and 13(d), and Rule 13D by filing multiple false and misleading Schedule 13Ds.

48.   Each of the Schedule 13D Disclosures were certified by Kilgore (individually and on behalf of Endeavor), Smith (individually), and PM Squared (by Phil Stanley). Exs. A, B, D, H, L.

D. Defendants' file two false and misleading Schedule 14A Disclosures.

49.   Having finally disclosed their long-held intention to take over the Company, on January 22, 2026, Defendants filed two Schedule 14A disclosures. *See* Exs. I, and J respectively.

50.   The first Schedule 14A disclosure was a "Letter to the Stockholders of Mawson Infrastructure Group, Inc" (the "Solicitation") which purportedly advised the Company's stockholders that Defendants would be issuing a preliminary proxy statement "to solicit votes for, among other things, the election of one or more director nominees at the 2026 annual meeting of stockholders." Ex. I at 1.

51.   In the Solicitation, Defendants claim to have "repeatedly sought to work with" the Company, yet, they do not disclose that they have refused to meaningfully engage and were virtually nonresponsive to the Company and its counsel's communications on a variety of issues, including establishing a schedule for this litigation (despite a court order to do so). The Solicitation also fails to disclose that Defendants repeatedly violated Rule 13d (and how), concealed their efforts to take over the Company, and lied to the Company and its shareholders.

52. Furthermore, the Defendants changed their purpose once again, claiming that they "want to help Mawson avoid a destabilizing outcome and create value for all its shareholders" and that they were "not seeking special control rights, favorable economics, or any side arrangements." Ex. I at p. 3. These statements are contrary to the Tender Offer, which would have given them control of the Company.

53. The second Schedule 14A disclosure was a press release issued in response to the Company's initial complaint in this matter (the "Press Release," together with the Solicitation, the "Schedule 14A Disclosures"). Ex. J. Like the Solicitation, the Press Release failed to disclose the fact that Defendants repeatedly violated the Exchange Act and the Rules.

E. Defendants continue to acquire Company stock.

54. After being made aware of the numerous violations and being served with Plaintiff's Complaint for Violation of Securities Laws and its Motion for Expedited Injunctive Relief, the Defendants continued to string the Company along with promises of cooperation.

55. Plaintiffs' conduct demonstrates that those promises were simply more delay tactics. By way of example, after accepting service of the Complaint, and being made aware of the Court's order that the parties engage in a meet and confer regarding an expedited case schedule, the Defendants took more than five days to respond to Plaintiff's proposed case schedule.

56. Incredibly, while they were delaying all discussions, Defendants continued to trade in the Company stock, including Endeavor's purchased another 60,000 shares on January 26, 2026. While Defendants filed a fourth amended Schedule 13D (the "Fourth Amendment") (Ex. L), it suffers from the same failings as the Third Amendment.

57. In addition to the false and misleading Schedule 13D Disclosures and the 14A Disclosures, Kilgore has made several posts on social media confirming that the Defendants'

purpose is not to assist management but rather to take over the Company. A compilation of some of those posts is attached as Exhibit K.

F. Defendants have manipulated the market and harmed the Company and its stockholders.

58.   By intentionally concealing their plans, the Defendants were able to deceive the public markets, the Company, and its shareholders, thereby allowing the Defendants to purchase Company stock on the open market without paying a control premium.

59.   Furthermore, the Defendants' actions manipulated the public price of the Company's common stock by concealing from the market exactly when and how many shares the Defendants bought and at what price.

60.   This type of fraudulent and deceptive conduct is exactly what Rules 10b, 13d and 14a were enacted to prevent.

61.   Had the Company, its stockholders, and the market known about the Defendants' purchases and plans to take over the Company, they could have taken appropriate action. However, by concealing material information the Defendants ensured that they would reap significant benefits at the expense of the Company, its shareholders, and the open market.

62.   Prefacing the 14A Disclosures with the qualifier that they "intend[] to file a preliminary proxy" does not change the fact that Defendants have once again concealed material facts from the market in violation of the Exchange Act and the Rules. Defendants cannot knowingly violate the law to further their concealed agenda then seek to "correct" those statements later.

63.   Given Defendants' surreptitious and belatedly-stated goal of obtaining control of the Company, their secret acquisition of more than one million shares of the Company's stock, and their obstinance in engaging in discussions with the Company regarding their conduct, it is

reasonable to believe that, absent an injunction, the Defendants will continue to acquire shares of the Company's stock in violation of Sections 10(b), 13(d), and 14(a) of the Exchange Act, and Rule 10b-5, 13d-1, and 14a-9.

SCIENTER

64.   Each of the Defendants knew, or were reckless in not knowing, that failing to make complete and accurate disclosures of their purchases and intentions was a violation of the Exchange Act, including Sections 13(d) and 14(a), and the rules and regulations promulgated thereunder, including Rules 13d-1 and 14a-9.

65.   Each of the Defendants knew, or were reckless in not knowing, that, until the delayed receipt of the Tender Offer, the Company was not aware of the details of the Defendants' stock purchases or their actual purposes for purchasing the stock.

66.   Each of the Defendants knew, or were reckless in not knowing, that by concealing their purchases and intention, and filing false, misleading, and incomplete Schedule 13Ds and Schedule 14As, the Defendants were preventing the market from having access to all material information concerning their goals and their trading in the Company's stock.

67.   The Defendants cannot claim ignorance as to their obligations to file a complete and accurate Schedule 13D and Schedule 14A, and the need to update those filings as appropriate.

68.   Kilgore, a sophisticated investor, is both an individual stockholder and exercised complete control over Endeavor.

69.   Stanley is a sophisticated investor and exercised complete control over PM Squared.

170309108.2

APPLICABILITY OF PRESUMPTION OF RELIANCE:
FRAUD-ON-THE-MARKET DOCTRINE.

70.   At all relevant times the market for the Company's stock was an efficient market for, among others, the following reasons:

a. The Company's stock met the requirements for listing, and was listed and actively traded on the Nasdaq, a highly efficient market;

b. At all relevant times, the Company's stock was actively traded, demonstrating a very strong presumption of an efficient market; and

c. As a regulated issuer, the Company filed with the SEC certain period public reports, and all persons who beneficially own more than five percent of the Company's common stock are required to disclose the nature and extent of their beneficial ownership and all subsequent purchases and sales of the Company's stock.

71.   As a result of the foregoing, the market for the Company's common stock promptly digested current information that was legally mandated to be disclosed from all available sources and reflected such information in the Company's common stock price.

COUNT I
(Violation of Section 13(d) of the Exchange Act and Rule 13d-1 – the Initial Schedule)

72.   The Company repeats and realleges each and every allegation stated in paragraphs 1 through 71 as if set forth herein.

73.   As stockholders in a publicly traded reporting company Defendants are required to comply with the Exchange Act and the rules and regulations promulgated thereunder, including the Rules.

170309108.2   17

74.   In violation of Section 13(d) of the Exchange Act and Rule 13d-1, the Defendants failed to file a complete and accurate Schedule 13D disclosure.

75.   As discussed above, the Initial Schedule lacked the required detail regarding the Defendants' trading activity, contained false and/or misleading statements regarding the Defendants' purpose for acquiring the Company's stock, and failed to disclose the existence of "any plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D."

76.   The Defendants' failure to file a complete and accurate Schedule 13D deprives the Company, its shareholders, and the market of the full and accurate information to which they are entitled—and both the Company and its shareholders will be irreparably harmed by the Defendants' continued failure to file a complete and accurate disclosure.

77.   Accordingly, the Company is entitled to (i) a declaration that Defendants violated Section 13(d) of the Exchange Act and Rule 13d-1; (ii) an injunction prohibiting the Defendants from trading in the Company's stock and from continuing with the Tender Offer or other change of control transaction until further order of the Court; and (iii) an order requiring Defendants to divest their shares or alternatively directing Defendants to offer rescission to all Mawson shareholders that sole in the open market and through the ATM Offering during the period of Defendants' noncompliance; (iv) to the extent Defendants are not directed to divest their shares or offer rescission, an order directing the Defendants to provide the Company's board with a proxy to vote the Defendants' shares in accordance with the vote of the majority of the remaining outstanding shares.

78.   The Company has no adequate remedy at law.

COUNT II
(Violation of Section 13(d) of the Exchange Act and SEC Rule 13d-1 - the First Amendment)

79.   The Company repeats and realleges each and every allegation stated in paragraphs 1 through 78 as if set forth herein.

80.   As stockholders in a publicly traded reporting company Defendants are required to comply with the Exchange Act and the rules and regulations promulgated thereunder.

81.   In violation of Section 13(d) of the Exchange Act and Rule 13d-1, the Defendants failed to file a complete and accurate Schedule 13D disclosure.

82.   As discussed above, the First Amendment lacked the required detail regarding the Defendants' trading activity, contained false and/or misleading statements regarding the Defendants' purpose for acquiring the Company's stock, and failed to disclose the existence of "any plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D."

83.   The Defendants' failure to file a complete and accurate Schedule 13D deprives the Company, its shareholders, and the market of the full and accurate information to which they are entitled—and both the Company and its shareholders will be irreparably harmed by the Defendants' continued failure to file a complete and accurate disclosure.

84.   Accordingly, the Company is entitled to (i) a declaration that Defendants violated Section 13(d) of the Exchange Act and Rule 13d-1; (ii) an injunction prohibiting the Defendants from trading in the Company's stock and from continuing with the Tender Offer or other change of control transaction until further order of the Court; and (iii) an order requiring Defendants to divest their shares or alternatively directing Defendants to offer rescission to all Mawson shareholders that sole in the open market and through the ATM Offering during the period of

Defendants' noncompliance; and (iv) to the extent Defendants are not directed to divest their shares or offer rescission, an order directing the Defendants to provide the Company's board with a proxy to vote the Defendants' shares in accordance with the vote of the majority of the remaining outstanding shares.

85.   The Company has no adequate remedy at law.

COUNT III
(Violation of Section 13(d) of the Exchange Act and SEC Rule 13d-1 – the Second Amendment)

86.   The Company repeats and realleges each and every allegation stated in paragraphs 1 through 85 as if set forth herein.

87.   As stockholders in a publicly traded reporting company Defendants are required to comply with the Exchange Act and the rules and regulations promulgated thereunder.

88.   In violation of Section 13(d) of the Exchange Act and Rule 13d-1, the Defendants failed to file a complete and accurate Schedule 13D disclosure.

89.   As discussed above, the Second Amendment lacked the required detail regarding the Defendants' trading activity, contained false and/or misleading statements regarding the Defendants' purpose for acquiring the Company's stock, and failed to disclose the existence of "any plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D."

90.   The Defendants' failure to file a complete and accurate Schedule 13D deprives the Company, its shareholders, and the market of the full and accurate information to which they are entitled—and both the Company and its shareholders will be irreparably harmed by the Defendants' continued failure to file a complete and accurate disclosure.

91.   Accordingly, the Company is entitled to (i) a declaration that Defendants violated Section 13(d) of the Exchange Act and Rule 13d-1; (ii) an injunction prohibiting the Defendants from trading in the Company's stock and from continuing with the Tender Offer or other change of control transaction until further order of the Court; and (iii) an order requiring Defendants to divest their shares or alternatively directing Defendants to offer rescission to all Mawson shareholders that sole in the open market and through the ATM Offering during the period of Defendants' noncompliance; and (iv) to the extent Defendants are not directed to divest their shares or offer rescission, an order directing the Defendants to provide the Company's board with a proxy to vote the Defendants' shares in accordance with the vote of the majority of the remaining outstanding shares.

92.   The Company has no adequate remedy at law.

COUNT IV
(Violation of Section 13(d) of the Exchange Act and SEC Rule 13d-1 – the Third Amendment)

93.   The Company repeats and realleges each and every allegation stated in paragraphs 1 through 92 as if set forth herein.

94.   As stockholders in a publicly traded reporting company Defendants are required to comply with the Exchange Act and the rules and regulations promulgated thereunder.

95.   As stockholders in a publicly traded reporting company Defendants are required to comply with the Exchange Act and the rules and regulations promulgated thereunder, including the Rules. In violation of Section 13(d) of the Exchange Act and Rule 13d-1, the Defendants failed to file a complete and accurate Schedule 13D disclosure.

96.   As discussed above, the Third Amendment lacked the required detail regarding the Defendants' trading activity, contained false and/or misleading statements regarding the

170309108.2   21

Defendants' intentions, failed to disclose Defendants' repeated violations of the Exchange Act and the Rules, and omitted information regarding Defendants' efforts to engage with the Company.

97.   The Defendants' failure to file a complete and accurate Schedule 13D deprives the Company, its shareholders, and the market of the full and accurate information to which they are entitled—and both the Company and its shareholders will be irreparably harmed by the Defendants' continued failure to file a complete and accurate disclosure.

98.   Accordingly, the Company is entitled to (i) a declaration that Defendants violated Section 13(d) of the Exchange Act and Rule 13d-1; (ii) an injunction prohibiting the Defendants from trading in the Company's stock and from continuing with the Tender Offer or other change of control transaction until further order of the Court; and (iii) an order requiring Defendants to divest their shares or alternatively directing Defendants to offer rescission to all Mawson shareholders that sole in the open market and through the ATM Offering during the period of Defendants' noncompliance; and (iv) to the extent Defendants are not directed to divest their shares or offer rescission, an order directing the Defendants to provide the Company's board with a proxy to vote the Defendants' shares in accordance with the vote of the majority of the remaining outstanding shares.

99.   The Company has no adequate remedy at law.

COUNT V
(Violation of Section 13(d) of the Exchange Act and SEC Rule 13d-1 – the Fourth Amendment)

100.   The Company repeats and realleges each and every allegation stated in paragraphs 1 through 99 as if set forth herein.

101.   As stockholders in a publicly traded reporting company Defendants are required to comply with the Exchange Act and the rules and regulations promulgated thereunder.

102. As stockholders in a publicly traded reporting company Defendants are required to comply with the Exchange Act and the rules and regulations promulgated thereunder, including the Rules. In violation of Section 13(d) of the Exchange Act and Rule 13d-1, the Defendants failed to file a complete and accurate Schedule 13D disclosure.

103. As discussed above, the Fourth Amendment lacked the required detail regarding the Defendants' trading activity, contained false and/or misleading statements regarding the Defendants' intentions, failed to disclose Defendants' repeated violations of the Exchange Act and the Rules, and omitted information regarding Defendants' efforts to engage with the Company.

104. The Defendants' failure to file a complete and accurate Schedule 13D deprives the Company, its shareholders, and the market of the full and accurate information to which they are entitled—and both the Company and its shareholders will be irreparably harmed by the Defendants' continued failure to file a complete and accurate disclosure.

105. Accordingly, the Company is entitled to (i) a declaration that Defendants violated Section 13(d) of the Exchange Act and Rule 13d-1; (ii) an injunction prohibiting the Defendants from trading in the Company's stock and from continuing with the Tender Offer or other change of control transaction until further order of the Court; and (iii) an order requiring Defendants to divest their shares or alternatively directing Defendants to offer rescission to all Mawson shareholders that sole in the open market and through the ATM Offering during the period of Defendants' noncompliance; and (iv) to the extent Defendants are not directed to divest their shares or offer rescission, an order directing the Defendants to provide the Company's board with a proxy to vote the Defendants' shares in accordance with the vote of the majority of the remaining outstanding shares.

106. The Company has no adequate remedy at law.

COUNT VI
(Violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9)

107.   The Company repeats and realleges each and every allegation stated in paragraphs 1 through 106 as if set forth herein.

108.   As stockholders in a publicly traded reporting company, Defendants are required to comply with the Exchange Act and the rules and regulations promulgated thereunder.

109.   Rule 14a-9 requires that all solicitations, regardless of when or how they are made, contain complete and accurate information. Rule 14a-9 states, in relevant part,

> No solicitation … [shall contain]… any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

110.   In violation of Section 14(a) of the Exchange Act and Rule 14a-9, the Defendants failed to file a complete and accurate Schedule 14A disclosure.

111.   As discussed above, the Schedule 14A disclosures were false and/or misleading, because, among other things, (i) the Defendants fail to disclose that they refused to meaningfully engage and were virtually nonresponsive to the Company's communications which renders Defendants' statement that they "repeatedly sought to work with" false and misleading; (ii) the Solicitation misrepresents Defendants' true purpose by stating their intention was to "help Mawson avoid a destabilizing outcome and create value for all its shareholders" and that they were "not seeking special control rights, favorable economics, or any side arrangements; and (iii) the Solicitation fails to disclose the fact that Defendants had repeatedly violated the Rules, and lied to the Company and its stockholders.

112.   The Defendants' failure to file a complete and accurate Schedule 14As deprives the Company, its shareholders, and the market of the full and accurate information to which they are entitled—and both the Company and its shareholders will be irreparably harmed by the Defendants' continued failure to file a complete and accurate disclosure.

113.   Accordingly, the Company is entitled to (i) a declaration that Defendants violated Section 14(a) of the Exchange Act and Rule 14a-9; (ii) an injunction prohibiting the Defendants from trading in the Company's stock and from continuing with the Tender Offer or other change of control transaction until further order of the Court; and (iii) an order requiring Defendants to divest their shares or alternatively directing Defendants to offer rescission to all Mawson shareholders that sole in the open market and through the ATM Offering during the period of Defendants' noncompliance; and (iv) to the extent Defendants are not directed to divest their shares or offer rescission, an order directing the Defendants to provide the Company's board with a proxy to vote the Defendants' shares in accordance with the vote of the majority of the remaining outstanding shares.

114.   The Company has no adequate remedy at law.

COUNT VII
(Violation of Section 10(b) of the Exchange Act and SEC Rule 10b-5)

115.   The Company repeats and realleges each and every allegation stated in paragraphs 1 through 114 as if set forth herein.

116.   As stockholders in a publicly traded reporting company, Defendants are required to comply with the Exchange Act and the rules and regulations promulgated thereunder.

117.   Defendants individually and/or in concert violated Section 10(b) of the Exchange Act and Rule 10b-5 in that they: (i) employed devices, schemes, and artifices to defraud; (ii) intentionally made untrue statements of material fact or omitted to state material facts necessary

to not mislead the Company, it stockholders, and the market as to its trading activities and intention

to seek to take over the Company; and/or (iii) engaged in the acts, practices, and course of conduct

alleged herein that operated as a fraud or deceit upon the Company.

118.   Defendants had actual knowledge of their misrepresentations and omission of

material facts relating to their trades and intention to take over the Company or acted with reckless

disregard for the truth in that they failed to disclose such material facts, even though such facts

were readily available and known to them. Defendants' material misrepresentations and omissions

were made knowingly or recklessly for the purpose of furthering their fraudulent scheme.

119.   The Company was in the position of seller with respect to selling shares in the ATM

Offering. As such, the Company has standing under Section 10(b) and Rule 10b-5 to recover

declaratory, injunctive, and monetary damages as a result of Defendants' conduct.

120.   As a result of Defendants' material misrepresentations and omissions, the Company

has been damaged, equitably and/or monetarily in an amount to be determined at trial.

121.   The Company is entitled to (i) a declaration that Defendants violated Section 10(b)

and Rule 10b-5; (ii) an injunction prohibiting the Defendants from trading in the Company's stock

and from continuing with the Tender Offer or other change of control transaction until further

order of the Court; and (iii) an order requiring Defendants to divest their shares or alternatively

directing Defendants to offer rescission to all Mawson shareholders that sole in the open market

and through the ATM Offering during the period of Defendants' noncompliance; (iv) to the extent

Defendants are not directed to divest their shares or offer rescission, an order directing the

Defendants to provide the Company's board with a proxy to vote the Defendants' shares in

accordance with the vote of the majority of the remaining outstanding shares; and (v) monetary

damages in an amount to be determined at trial.

REQUEST FOR RELIEF

WHEREFORE, the Company respectfully requests judgment against Defendants as follows:

(a) Declaring that the Defendants violated Section 13(d) of the Exchange Act and Rule 13d-1 in connection with the Initial Schedule.

(b) Declaring that the Defendants violated Section 13(d) of the Exchange Act and Rule 13d-1 in connection with the First Amendment.

(c) Declaring that the Defendants violated Section 13(d) of the Exchange Act and Rule 13d-1 in connection with the Second Amendment.

(d) Declaring that the Defendants violated Section 13(d) of the Exchange Act and Rule 13d-1 in connection with the Third Amendment.

(e) Declaring that the Defendants violated Section 13(d) of the Exchange Act and Rule 13d-1 in connection with the Fourth Amendment.

(f) Declaring that the Defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 in connection with the Schedule 14A disclosures.

(g) Declaring that the Defendants violated Section 10(b) of the Exchange Act and Rule 10b-5.

(h) Enjoining the Defendants from trading in the Company's stock and from continuing with the Tender Offer or other change of control transaction.

(i) Directing the Defendants to divest their shares or alternatively directing Defendants to offer rescission to all Mawson shareholders that sole in the open market and through the ATM Offering during the period of Defendants' noncompliance;

(j) To the extent Defendants are not directed to divest their shares or offer rescission, directing the Defendants to provide the Company's board with a proxy to vote the

170309108.2   27

Defendants' shares in accordance with the vote of the majority of the remaining

outstanding shares;

(k) Directing the Defendants to file a corrected Schedule 13D and 14A providing the

complete and accurate information required by the securities laws.

(l) Awarding monetary damages.

(m) Awarding such other relief as the Court may deem just and proper.

Dated: January 29, 2026

LEWIS BRISBOIS
BISGAARD & SMITH LLP

/s/ Francis G.X. Pileggi
Francis G.X. Pileggi (Bar No. 2624)
Keith A. Walter (Bar No. 4157)
Sean M. Brennecke (Bar No. 4686)
Aimee M. Czachorowski (Bar No. 4670)
Rae Ra (Bar No. 7253)
500 Delaware Avenue, Suite 700
Wilmington, Delaware 19801
Tel: (302) 985-6000
Francis.Pileggi@LewisBrisbois.com
Keith.Walter@LewisBrisbois.com
Sean.Brennecke@LewisBrisbois.com
Aimee.Czachorowski@LewisBrisbois.com
Rae.Ra@LewisBrisbois.com

*Attorneys for Plaintiff Mawson Infrastructure
Group, Inc.*

170309108.2

EXHIBIT A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mawson Infrastructure Group Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

57778N406

(CUSIP Number)

Joshua Kilgore
5701 Euper Lane, Ste A,
Fort Smith, AR, 72903
479-420-8957

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12/19/2025

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	57778N406

1	**Name of reporting person** Endeavor Blockchain, LLC
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** OO
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 915,000.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 915,000.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 915,000.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 5.3 %
14	**Type of Reporting Person (See Instructions)** OO

Comment for Type of Reporting Person: Endeavor Blockchain, LLC is 100% owned by Joshua Kilgore.

SCHEDULE 13D

CUSIP No.	57778N406

1	**Name of reporting person** Joshua Kilgore
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** PF
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 8,000.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 8,000.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 8,000.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 0.05 %

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.	57778N406

1	Name of reporting person Cody Smith
2	Check the appropriate box if a member of a Group (See Instructions) ☑ (a) ☐ (b)
3	SEC use only
4	Source of funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 32,982.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 32,982.00
	10	Shared Dispositive Power 0.00

11	Aggregate amount beneficially owned by each reporting person 32,982.00
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐

13	**Percent of class represented by amount in Row (11)** 0.19 %
14	**Type of Reporting Person (See Instructions)** IN

SCHEDULE 13D

CUSIP No.	57778N406

1	**Name of reporting person** PM Squared, LLC
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** OO
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 2,297.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 2,297.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 2,297.00

12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.01 %
14	Type of Reporting Person (See Instructions) OO

Comment for Type of Reporting Person: PM Squared, LLC is 100% owned by Phil Stanley

SCHEDULE 13D

Item 1.	**Security and Issuer**	
(a)	**Title of Class of Securities:**	
	Common Shares	
(b)	**Name of Issuer:**	
	Mawson Infrastructure Group Inc.	
(c)	**Address of Issuer's Principal Executive Offices:**	
	950 RAILROAD AVE, MIDLAND, PENNSYLVANIA , 15059.	
Item 2.	**Identity and Background**	
(a)	Endeavor Blockchain, LLC Joshua Kilgore PM Squared, LLC Cody Smith	
(b)	Endeavour Blockchain, LLC and Joshua Kilgore: 5701 Euper Lane, Suite A, Fort Smith, Arkansas 72903 PM Squared, LLC: 6050 Southwest Blvd, Suite 150 Fort Worth, TX 76109 Cody Smith: 3801 Bent Elm Ln. Fort Worth, TX	
(c)	All registrants: Investors	
(d)	No.	
(e)	Not applicable.	
(f)	All registrants: United States	
Item 3.	**Source and Amount of Funds or Other Consideration**	
	The funds used for the acquisition of the shares are private in nature, belonging to Joshua Kilgore and placed with Endeavor Blockchain, LLC which is 100% owned by Joshua Kilgore. The total invested to date is approximately $5,000,000.00.	

Item 4.   **Purpose of Transaction**

Our goal is to partner with the management team at Mawson to clean up their balance sheet and provide strategic partnerships to drive profitability.

Item 5.   **Interest in Securities of the Issuer**

(a)   Endeavor Blockchain, LLC: 5.03%
Joshua Kilgore: 0.05%
Cody Smith: 0.19%
PM Squared, LLC: 0.01%

(b)   Endeavor Blockchain, LLC: 915,000
Joshua Kilgore: 8,000
Cody Smith: 32,982
PM Squared, LLC: 2,297

(c)   None.

(d)   Endeavor Blockchain, LLC
Joshua Kilgore
Cody Smith
PM Squared, LLC

(e)   December 19, 2025

Item 6.   **Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer**

None.

Item 7.   **Material to be Filed as Exhibits.**

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endeavor Blockchain, LLC

Signature:	**Joshua Kilgore**
Name/Title:	**Owner**
Date:	**12/19/2025**

Joshua Kilgore

Signature:	**Joshua Kilgore**
Name/Title:	**Individual**
Date:	**12/19/2025**

Cody Smith

Signature: **Cody Smith**
Name/Title: **Individual**
Date: **12/19/2025**

PM Squared, LLC

Signature: **Phil Stanley**
Name/Title: **Owner**
Date: **12/19/2025**

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Mawson Infrastructure Group Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

57778N307

(CUSIP Number)

Joshua Kilgore
5701 Euper Lane, Ste A,
Fort Smith, AR, 72903
479-420-8957

Cam C. Hoang
Dorsey & Whitney LLP, 50 S. Sixth Street, Suite 1500
Minneapolis, MN, 55402
(612) 492-6109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12/26/2025

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	57778N307

1	**Name of reporting person** Endeavor Blockchain, LLC
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** WC
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** ARKANSAS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 990,000.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 990,000.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 990,000.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)**

		30.0 %
14	Type of Reporting Person (See Instructions) OO	

Comment for Type of Reporting Person: Endeavor Blockchain, LLC is 100% owned Joshua Kilgore, the managing member.

SCHEDULE 13D

CUSIP No.	57778N307

1	Name of reporting person Joshua Kilgore	
2	Check the appropriate box if a member of a Group (See Instructions) ☑ (a) ☐ (b)	
3	SEC use only	
4	Source of funds (See Instructions) PF	
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐	
6	Citizenship or place of organization UNITED STATES	
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 8,000.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 8,000.00
	10	Shared Dispositive Power 0.00
11	Aggregate amount beneficially owned by each reporting person 8,000.00	

12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2 %
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.	57778N307

1	Name of reporting person Cody Smith
2	Check the appropriate box if a member of a Group (See Instructions) ☑ (a) ☐ (b)
3	SEC use only
4	Source of funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 42,982.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 42,982.00
	10	Shared Dispositive Power 0.00

11	Aggregate amount beneficially owned by each reporting person 42,982.00
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 1.3 %
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.	57778N307

1	Name of reporting person PM Squared, LLC
2	Check the appropriate box if a member of a Group (See Instructions) ☑ (a) ☐ (b)
3	SEC use only
4	Source of funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization TEXAS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,297.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 2,297.00

		Shared Dispositive Power
	10	
		0.00

11	Aggregate amount beneficially owned by each reporting person
	2,297.00

12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)
	☐

13	Percent of class represented by amount in Row (11)
	0.1 %

14	Type of Reporting Person (See Instructions)
	IA

Comment for Type of Reporting Person: PM Squared, LLC is 100% owned by Phil Stanley, the managing member.

SCHEDULE 13D

Item 1.   **Security and Issuer**

(a)   **Title of Class of Securities:**

Common Stock, $0.001 par value

(b)   **Name of Issuer:**

Mawson Infrastructure Group Inc.

(c)   **Address of Issuer's Principal Executive Offices:**

950 RAILROAD AVE, MIDLAND, PENNSYLVANIA , 15059.

Item 2.   **Identity and Background**

(a)   i) Endeavor Blockchain, LLC
ii) Joshua Kilgore
iii) Cody Smith
iv) PM Squared, LLC
(Together, the "Reporting Persons")

Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Amendment No 1 to Schedule 13D.

(b)   i) and ii) Endeavour Blockchain, LLC and Joshua Kilgore: 5701 Euper Lane, Suite A, Fort Smith, Arkansas 72903
iii) PM Squared, LLC: 6050 Southwest Blvd, Suite 150 Fort Worth, TX 76109
iv) Cody Smith: 3801 Bent Elm Ln. Fort Worth, TX

(c)   Each of the Reporting Persons are engaged in the business of investment. See Item 2(a).

(d)   The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   i) Arkansas
ii) United States
iii) United States
iv) Texas

Item 3.   **Source and Amount of Funds or Other Consideration**

i) WC
ii)   PF
iii)   PF
iv)   WC

Item 4.   **Purpose of Transaction**

The Reporting Persons purchased the common shares (the "Shares") of Mawson Infrastructure Group, Inc. (the "Issuer") based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons intend to engage with the Issuer's management and Board of Directors regarding opportunities for value creation. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.   **Interest in Securities of the Issuer**

(a)   The percentages used in this Amendment No. 1 to Schedule 13D are based upon 3,304,639 Shares outstanding, as of December 16, 2025, as reported in the Issuer's Quarterly Report filed on November 14, 2025 and the Issuer's Current Report filed on December 17, 2025. All Shares are reported post 1 to 20 reverse stock split effective in November 2025.

See rows (11) and (13) of the cover pages to this Amendment No. 1 to Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on December 26, 2025. The filing of this Amendment No. 1 to Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)   See rows (7) through (10) of the cover pages to this Amendment No. 1 to Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

(c)   i) Purchase of 45,000 shares of the Issuer's common stock on December 26, 2025, at an average weighted purchase price of $4.33 per share, for a total purchase price of $195,052.43. Purchase of 20,000 shares of the Issuer's common stock on December 29, 2025, at an average weighted price of $4.55 per share, for a total purchase price of $90,950.06. Purchase of 10,000 shares at a price of $4.60 per share for a total purchase price of $271.40.
ii) None
iii) Purchase of 10,000 shares of the Issuer's common stock on December 26, 2025, at a price of $xxxx per share, for a total purchase price of $xxxx
iv) None

(d)   Not applicable

(e)   Not applicable

Item 6.   **Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer**

On January 6, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.   **Material to be Filed as Exhibits.**

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons, dated January 6, 2026

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endeavor Blockchain, LLC

Signature: Joshua Kilgore
Name/Title: Managing Member
Date: 01/06/2026

Joshua Kilgore

Signature: Joshua Kilgore
Name/Title: Individual
Date: 01/06/2026

Cody Smith

Signature: Cody Smith
Name/Title: Individual
Date: 01/06/2026

PM Squared, LLC

Case 1:26-cv-00057-JLH Document 8-2 Filed 01/29/26 Page 10 of 10 PageID #: 220

Signature:	**Phil Stanley**
Name/Title:	**Managing Member**
Date:	**01/06/2025**

EXHIBIT C

Draft Term Sheet (Tender + $21M PIPE)

DRAFT – FOR DISCUSSION PURPOSES ONLY
Non-Binding Term Sheet
Tender Offer & Series A Preferred Equity Financing

Issuer:
Mawson Infrastructure Group Inc. (the "Company").

Investor Group / Bidder:
Big Digital Energy, an entity controlled by Endeavor Blockchain, Rightway Resources, & PM Squared Financials (collectively, the "Investor Group").

---

1. Overview

The Investor Group proposes a combined transaction consisting of:

1. A **partial tender offer** for outstanding common stock of the Company at a significant premium to the current trading price; and
2. A **$21 million private placement ("PIPE")** of a new class of preferred stock (the "Series A Preferred") directly into the Company.

Objectives:

Provide **immediate liquidity at a substantial premium** for shareholders who wish to exit.
Inject **$21 million of new capital** to stabilize and grow the business.
Align the Company's governance with the capital provider(s) while preserving meaningful upside for remaining common shareholders.

The Investor Group currently holds approximately **1,816,667 shares** of common stock (approximately **55%** of the 3.3 million shares outstanding).

---

2. Partial Tender Offer for Common Stock

Structure:

The Investor Group will launch an **all-cash tender offer** (the "Tender Offer") to purchase up to **500,000 shares** of common stock from existing shareholders (other than the Investor Group).

Offer Price:

> **US$10.00 per share in cash**, net to the seller, without interest and subject to applicable withholding taxes.

Economics (Illustrative):

> Current share price: approximately **US$4.50** per share.
> Offer premium: ~**222%** over the current trading price.
> Maximum cash outlay for Tender Offer: **US$5 million** (500,000 × $10.00).

Post-Tender Ownership (Pre-PIPE):

> If fully subscribed, the Investor Group would own:
> - Existing: 1,816,667 shares
> - Tendered: 500,000 shares
> - Total: **2,316,667 shares**
>
> Total shares outstanding remain **983,333**.
> Resulting ownership: ~**70.2%** of the common stock (simple majority control) prior to conversion of any preferred.

Key Conditions:

> **Minimum condition:** A minimum number of shares tendered such that, together with existing holdings, the Investor Group owns at least **70%** of the Company's outstanding common stock at closing.
> **Financing condition:** Completion of the PIPE (or alternative financing) sufficient to fund the Tender Offer and provide the intended $21M capital injection.
> Standard conditions for tender offers (no injunctions, no material adverse effect, no defensive actions such as un-waived poison pill, etc.).

---

3. $21 Million Series A Preferred PIPE

Security:
Series A Convertible Preferred Stock ("Series A Preferred").

Aggregate Proceeds:
US$21,000,000.

Issue Price:
US$30.00 per share of Series A Preferred.

Number of Pref Shares:
700,000 Series A shares (700,000 × $30 = $21M).

Dividend:

> **10% per annum**, cumulative, payable in cash or PIK at the Company's option for an initial period of 5 years.

Liquidation Preference:

> 1.5x Issue Price plus accrued and unpaid dividends, senior to common stock.

Conversion:

> **Voluntary conversion** at the option of the holder at a **Conversion Price of US$15.00 per common share** (reflecting a 222% premium to the current $4.50 trading price).
> Each Series A share converts into **2 shares** of common stock (30 ÷ 15).
> If all 700,000 Series A shares are converted, they will create approximately **1,400,000 new common shares**.

Voting:

> Each Series A share votes together with the common stock on an as-converted basis **plus** an additional **3 votes per preferred share** (i.e., 4 total votes per pref share), or such other modest super-voting multiple (e.g., up to 10:1) as the Special Committee and Investor Group may agree.
> **Sunset:** Super-voting rights terminate upon the earlier of:
> - (i) the **15th anniversary** of the initial issuance of Series A; or
> - (ii) the Investor Group (and its affiliates) holding **less than 10%** of the Company's fully diluted equity.

Post-PIPE Ownership (Illustrative, Assuming Full Tender & Full Conversion):

> Common shares outstanding before PIPE: **3,300,000**.
> New common from Series A conversion: **~1,400,000 shares**.
> Fully diluted common total: **~4,700,000 shares**.
> Investor Group holdings:
> - Common (post-tender): 2,316,667
> - Common from Series A conversion: ~1,400,000
> - **Total: ~3,716,667 shares**, or **~79%** of fully diluted common equity.

(Actual voting/control will also be influenced by any super-voting rights of the Series A before conversion.)

Use of Proceeds:

> Restructuring/repayment/settlement of a significant portion of outstanding indebtedness and payables.
> Growth and maintenance capex in core operations.

General working capital.
Transaction-related fees and expenses.

---

4. Governance & Board Composition

Following closing of the Tender Offer and PIPE:

Board size: Expected to be **five (5) directors**.
Composition:
1. **Three (3) designees of the Investor Group**, one of whom will serve as **Chairman**.
2. **One (1) new Independent Director**, mutually agreed between the existing independent directors and the Investor Group.
3. **The new Chief Executive Officer** of the Company, who will be appointed with the input of, and approval by, the Investor Group and the Board.

Committees & Policies:
- Independent **Audit Committee** and **Compensation Committee** maintained in accordance with listing standards.
- A strengthened **Related-Party Transactions Policy**, requiring approval by independent directors for any future material transactions involving the Investor Group or its affiliates.

---

5. Process & Approvals

Special Committee:
- The Board will form a **Special Committee of Independent Directors** (the "Special Committee") to evaluate, negotiate, and recommend (or not recommend) the transaction.
- The Special Committee will retain independent legal and financial advisors and obtain a **fairness opinion**.

Shareholder Approvals:
- Any approvals required under applicable law, the Company's charter/bylaws, and stock exchange rules will be sought.
- The parties will consider a **"majority-of-the-minority"** approval framework for enhanced fairness protections.

Definitive Documentation:
- Tender Offer documents and related agreements.
- Securities Purchase Agreement for the Series A Preferred.
- Governance agreements as appropriate (e.g., Investor Rights Agreement).
- Charter amendments to create the Series A Preferred and implement voting/sunset features.

Timing:

- o The parties will work in good faith to execute definitive agreements within approximately **30–60 days** of entering into exclusivity and an NDA, with closing of the Tender Offer and PIPE to occur as promptly as practicable thereafter, subject to customary conditions and regulatory/stock exchange requirements.

NON-BINDING:

This term sheet is for discussion purposes only and does **not** constitute a binding commitment by the Investor Group or the Company. Any binding obligations shall arise only upon execution of definitive agreements approved by the Board (and the Special Committee) and the Investor Group.

Annex A – Illustrative Ownership & Capitalization Summary

Assumptions

Common shares outstanding (pre-transaction): **3,300,000**
Investor Group existing holdings: **1,816,667** common shares (~55%)
Tender Offer
- Price: **$10.00** per share (all cash)
- Maximum shares to be purchased: **500,000**
- Maximum cash outlay for tender: **$5M** (paid by Investor Group to selling shareholders)

PIPE / Series A Preferred
- Proceeds to Company: **$21,000,000**
- Issue price per Series A share: **$30.00**
- Number of Series A shares: **700,000**
- Conversion price: **$15.00** per common share
- Each pref share converts into **2** common shares (i.e., $30 ÷ $15)
- Total new common from full conversion: ~**1,400,000** shares

All numbers below are **illustrative** and rounded.

A. Pre-Transaction (Status   uo)

Item	Shares	% Ownership
Investor Group	1,816,667	55%
Other Shareholders	1,483,000	45%
Total Common Outstanding	**3,300,000**	**100%**

No preferred, no new cash.

B. After Tender Offer (No PIPE Yet)

Assume the Tender Offer is fully subscribed for 500,000 shares by other holders.

Investor Group purchases 5**00,000** shares at $10.00
Total shares outstanding remain **3,300,000**

Item	Shares	% Ownership
Investor Group	2,316,667	70.2%
Other Shareholders	83,333	2 .8%
Total Common Outstanding	**3,300,000**	**100%**

Cash effects:

Selling shareholders receive up to **$5M** from the Investor Group.
The Company's balance sheet **does not** change yet (no new cash in).

C. After Tender Offer + $21M PIPE + Full Conversion of Series A

Now layer in:

Company issues **700,000** Series A at $30.00   **$21M** cash **into** the Company.
Assume all Series A is eventually converted at $15.00   ~**1,400,00 new common shares**.

Pro forma fully-diluted common:

Pre-existing common: **3,300,000**
New common from Series A conversion: **1,400,000**
Total FD common equivalents: ~**4,700,000**

Investor Group holdings (fully converted):

Common from before   tender: **2,316,667**
Common from converting Series A: **1,400,000**
Total FD common equivalents: ~**3,716,667**

Ownership on a fully diluted basis:

Item	FD Shares	% Ownership (FD)
Investor Group	3,716,667	~6 .8%
Other Shareholders	83,333	~2 .2%
Total FD Common Equivalents	**4,700,000**	**100%**

Cash effects (company level):

Company receives **$21M** from the PIPE.
Those funds are available to:
  o   Reduce / settle debt and payables

- Fund working capital and capex
- Pay transaction costs

Tender Offer cash flows **do not** go into the Company (they go from the Investor Group to selling shareholders).

(You can slot this Annex as "Annex A – Illustrative Pro Forma Ownership and Capitalization" behind the term sheet and letter.)

EXHIBIT D

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Mawson Infrastructure Group Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

57778N307

(CUSIP Number)

Joshua Kilgore
5701 Euper Lane, Ste A,
Fort Smith, AR, 72903
479-420-8957

Cam C. Hoang
Dorsey & Whitney LLP, 50 S. Sixth Street, Suite 1500
Minneapolis, MN, 55402
(612) 492-6109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

01/07/2026

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	57778N307

1	**Name of reporting person** Endeavor Blockchain, LLC
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** WC
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** ARKANSAS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 1,260,000.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 1,260,000.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 1,260,000.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)**

	38.1 %
14	**Type of Reporting Person (See Instructions)** OO

Comment for Type of Reporting Person: Endeavor Blockchain, LLC is 100% owned Joshua Kilgore, the managing member.

SCHEDULE 13D

CUSIP No.	57778N307

1	**Name of reporting person** Joshua Kilgore		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** PF		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	**7**	**Sole Voting Power** 8,000.00	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 8,000.00	
	10	**Shared Dispositive Power** 0.00	
11	**Aggregate amount beneficially owned by each reporting person** 8,000.00		

12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2 %
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

| CUSIP No. | 57778N307 |

1	Name of reporting person Cody Smith
2	Check the appropriate box if a member of a Group (See Instructions) ☑ (a) ☐ (b)
3	SEC use only
4	Source of funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 75,000.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 75,000.00
	10	Shared Dispositive Power 0.00

11	Aggregate amount beneficially owned by each reporting person 75,000.00
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 2.3 %
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.	57778N307

1	Name of reporting person PM Squared, LLC
2	Check the appropriate box if a member of a Group (See Instructions) ☑ (a) ☐ (b)
3	SEC use only
4	Source of funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization TEXAS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,297.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 2,297.00

	10	Shared Dispositive Power
		0.00

11	Aggregate amount beneficially owned by each reporting person
	2,297.00

12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)
	☐

13	Percent of class represented by amount in Row (11)
	0.1 %

14	Type of Reporting Person (See Instructions)
	IA

Comment for Type of Reporting Person: PM Squared, LLC is 100% owned by Phil Stanley, the managing member.

SCHEDULE 13D

Item 1. **Security and Issuer**

(a) **Title of Class of Securities:**

Common Stock, $0.001 par value

(b) **Name of Issuer:**

Mawson Infrastructure Group Inc.

(c) **Address of Issuer's Principal Executive Offices:**

950 RAILROAD AVE, MIDLAND, PENNSYLVANIA , 15059.

Item 2. **Identity and Background**

(a) i) Endeavor Blockchain, LLC
ii) Joshua Kilgore
iii) Cody Smith
iv) PM Squared, LLC
(Together, the "Reporting Persons")

Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Amendment No 1 to Schedule 13D.

(b) i) and ii) Endeavour Blockchain, LLC and Joshua Kilgore: 5701 Euper Lane, Suite A, Fort Smith, Arkansas 72903
iii) Cody Smith: 3801 Bent Elm Ln., Forth Worth,, TX
iv) PM Squared, LLC: 6050 Southwest Blvd, Suite 150 Fort Worth, TX 76109

(c) Each of the Reporting Persons are engaged in the business of investment. See Item 2(a).

(d)   The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   i) Arkansas
ii)   United States
iii) United States
iv) Texas

Item 3.   **Source and Amount of Funds or Other Consideration**

i) WC
ii)   PF
iii)   PF
iv)   WC

Item 4.   **Purpose of Transaction**

The Reporting Persons purchased the common shares (the "Shares") of Mawson Infrastructure Group, Inc. (the "Issuer") based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons intend to engage with the Issuer's management and Board of Directors regarding opportunities for value creation. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.   **Interest in Securities of the Issuer**

(a)   The percentages used in this Amendment No. 1 to Schedule 13D are based upon 3,304,639 Shares outstanding, as of December 16, 2025, as reported in the Issuer's Quarterly Report filed on November 14, 2025 and the Issuer's Current Report filed on December 17, 2025. All Shares are reported post 1 to 20 reverse stock split effective in November 2025.

See rows (11) and (13) of the cover pages to this Amendment No. 1 to Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on December 26, 2025. The filing of this Amendment No. 1 to Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Total aggregate shares owned by Reporting Persons: 1,345,297
Total aggregate percentage of class owned by Reporting Persons: 40.7%

(b)   See rows (7) through (10) of the cover pages to this Amendment No. 1 to Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

(c)   i) Purchase of 10,000 shares of the Issuer's common stock on January 6, 2026, at an average weighted purchase price of $4.52 per share, for a total purchase price of $45,218.60. Purchase of 100,000 shares of the Issuer's common stock on January 7, 2026, at an average weighted price of $4.52 per share, for a total purchase price of $452,153.50. Purchase of 160,000 shares of the Issuer's common stock on January 9, 2026, at an average weighted price of $4.56 per share, for a total purchase price of $730,051.70.
ii) None

iii) Purchase of 10,000 shares of the Issuer's common stock on December 26, 2025, at an average weighted price of $4.39 per share, for a total purchase price of $43,879.83. Purchase of 10,000 shares of the Issuer's common stock on January 6, 2026, at an average weighted price of $4.46 per share, for a total purchase price of $44,614.80. Purchase of 22,018 shares of the Issuer's common stock on January 12, 2026, at an average weighted price of $4.54 per share, for a total purchase price of $99,947.69.

iv) None

(d)   Not applicable

(e)   Not applicable

Item 6.   **Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer**

The Joint Filing Agreement entered into by the Reporting Persons as of January 6, 2026, and attached as Exhibit 99.1 to Amendment No. 1 to Schedule 13D is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endeavor Blockchain, LLC

Signature:	**Joshua Kilgore**
Name/Title:	**Managing Member**
Date:	**01/12/2026**

Joshua Kilgore

Signature:	**Joshua Kilgore**
Name/Title:	**Individual**
Date:	**01/12/2026**

Cody Smith

Signature:	**Cody Smith**
Name/Title:	**Individual**
Date:	**01/12/2026**

PM Squared, LLC

Signature:	**Phil Stanley**
Name/Title:	**Managing Member**
Date:	**01/12/2025**

EXHIBIT E

SEC Form 3

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL	
OMB Number:	3235-0104
Estimated average burden hours per response:	0.5

1. Name and Address of Reporting Person*	2. Date of Event Requiring Statement (Month/Day/Year)	3. Issuer Name **and** Ticker or Trading Symbol
Endeavor Blockchain, LLC (Last) (First) (Middle) 5701 EUPER LANE, SUITE A (Street) FORT SMITH AR 72903 (City) (State) (Zip)	12/19/2025	**Mawson Infrastructure Group Inc.** [MIGI]

4. Relationship of Reporting Person(s) to Issuer (Check all applicable)	5. If Amendment, Date of Original Filed (Month/Day/Year)
Director X 10% Owner Officer (give title below) Other (specify below)	
	6. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Shares	915,000[1]	D	
Common Shares	8,000[2]	D	
Common Shares	32,982[3]	D	
Common Shares	2,297[4]	D	

Table II - Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

1. These shares are owned solely by Endeavor Blockchain, LLC.
2. These shares are owned solely by Joshua Kilgore, who is a member of a "group" with Endeavor Blockchain, LLC for purposes of Section 13(d) of the Exchange Act.
3. These shares are owned solely by Cody Smith, who is a member of a "group" with Endeavor Blockchain, LLC for purposes of Section 13(d) of the Exchange Act.
4. These shares are owned solely by PM Squared, LLC, which is a member of a "group" with Endeavor Blockchain, LLC for purposes of Section 13(d) of the Exchange Act.

Endeavor Blockchain, LLC By: /s/ Joshua Kilgore, Managing Member /s/ Joshua Kilgore, Inividually Cody   01/12/2026
Smith, Individually PM Squared, LLC By: /s/ Phil Stanley, Managing Member

** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 5 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

EXHIBIT F

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL	
OMB Number:	3235-0287
Estimated average burden hours per response:	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

☐ Check this box to indicate that a transaction was made pursuant to a contract, instruction or written plan for the purchase or sale of equity securities of the issuer that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). See Instruction 10.

1. Name and Address of Reporting Person [*]	2. Issuer Name **and** Ticker or Trading Symbol	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	
Endeavor Blockchain, LLC	Mawson Infrastructure Group Inc. [MIGI]	Director X	10% Owner
(Last) (First) (Middle)	3. Date of Earliest Transaction (Month/Day/Year) 01/09/2026	Officer (give title below)	Other (specify below)
5701 EUPER LANE, SUITE A			
(Street)	4. If Amendment, Date of Original Filed (Month/Day/Year)	6. Individual or Joint/Group Filing (Check Applicable Line)	
FORT SMITH AR 72903		X Form filed by One Reporting Person	
(City) (State) (Zip)		Form filed by More than One Reporting Person	

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Shares	01/09/2026		P		160,000	A	$4.56[1]	1,260,000[3]	D	
Common Shares	01/12/2026		P		22,018	A	$4.54[2]	75,000[4]	D	
Common Shares								8,000[5]	D	
Common Shares								2,297[6]	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

1. The purchase price reported above is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.50 to $4.70, inclusive. The reporting person undertakes to provide to Mawson Infrastructure Group Inc., any security holder of Mawson Infrastructure Group Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

2. The purchase price reported above is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.47 to $4.66, inclusive. The reporting person undertakes to provide to Mawson Infrastructure Group Inc., any security holder of Mawson Infrastructure Group Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

3. These shares are owned solely by Endeavor Blockchain, LLC.

4. These shares are owned solely by Cody Smith, who is a member of a "group" with Endeavor Blockchain, LLC for purposes of Section 13(d) of the Exchange Act.

5. These shares are owned solely by Joshua Kilgore, who is a member of a "group" with Endeavor Blockchain, LLC for purposes of Section 13(d) of the Exchange Act.

6. These shares are owned solely by PM Squared, LLC, which is a member of a "group" with Endeavor Blockchain, LLC for purposes of Sectoin 13(d) of the Exchange Act.

ENDEAVOR BLOCKCHAIN, LLC By: /s/ Joshua Kilgore, Managing   01/12/2026

Member /s/ Joshua Kilgore /s/
Cody Smith PM SQUARED,
LLC By: /s/ Phil Stanley,
Managing Member /s/

** Signature of Reporting Person   Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

EXHIBIT G

SEC Form 4

FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

		OMB Number: 3235-0287
		Estimated average burden
		hours per response: 0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
or Section 30(h) of the Investment Company Act of 1940

☐ Check this box to indicate that a transaction was made pursuant to a contract, instruction or written plan for the purchase or sale of equity securities of the issuer that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). See Instruction 10.

1. Name and Address of Reporting Person* Endeavor Blockchain, LLC	2. Issuer Name **and** Ticker or Trading Symbol Mawson Infrastructure Group Inc. [MIGI]	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) (First) (Middle) 5701 EUPER LANE, SUITE A	3. Date of Earliest Transaction (Month/Day/Year) 12/26/2025	Director	X	10% Owner
		Officer (give title below)		Other (specify below)
(Street) FORT SMITH AR 72903	4. If Amendment, Date of Original Filed (Month/Day/Year)	6. Individual or Joint/Group Filing (Check Applicable Line)
(City) (State) (Zip)		X Form filed by One Reporting Person
		Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Shares	12/26/2025		P		45,000	A	$4.33[1]	960,000[7]	D	
Common Shares	12/29/2025		P		20,000	A	$4.55[2]	980,000[7]	D	
Common Shares	01/05/2026		P		10,000	A	$4.6	990,000[7]	D	
Common Shares	01/06/2026		P		10,000	A	$4.52[3]	1,000,000[7]	D	
Common Shares	01/07/2026		P		100,000	A	$4.52[4]	1,100,000[7]	D	
Common Shares	12/26/2025		P		10,000	A	$4.39[5]	42,982[8]	D	
Common Shares	01/06/2026		P		10,000	A	$4.46[6]	52,982[8]	D	
Common Shares								8,000[9]	D	
Common Shares								2,297[10]	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

1. The purchase price reported above is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.22 to $4.51, inclusive. The reporting person undertakes to provide to Mawson Infrastructure Group Inc., any security holder of Mawson Infrastructure Group Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

2. The purchase price reported above is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.46 to $4.65, inclusive. The reporting person undertakes to provide to Mawson Infrastructure Group Inc., any security holder of Mawson Infrastructure Group Inc., or the staff of the Securities and Exchange Commission, upon request, full information

regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

3. The purchase price reported above is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.40 to $4.55, inclusive. The reporting person undertakes to provide to Mawson Infrastructure Group Inc., any security holder of Mawson Infrastructure Group Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

4. The purchase price reported above is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.49 to $4.58, inclusive. The reporting person undertakes to provide to Mawson Infrastructure Group Inc., any security holder of Mawson Infrastructure Group Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

5. The purchase price reported above is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.30 to $4.45, inclusive. The reporting person undertakes to provide to Mawson Infrastructure Group Inc., any security holder of Mawson Infrastructure Group Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

6. The purchase price reported above is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.41 to $4.462, inclusive. The reporting person undertakes to provide to Mawson Infrastructure Group Inc., any security holder of Mawson Infrastructure Group Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

7. These shares are owned solely by Endeavor Blockchain, LLC.

8. These shares are owned solely by Cody Smith, who is a member of a "group" with Endeavor Blockchain, LLC for purposes of Section 13(d) of the Exchange Act.

9. These shares are owned solely by Joshua Kilgore, who is a member of a "group" with Endeavor Blockchain, LLC for purposes of Section 13(d) of the Exchange Act.

10. These shares are owned solely by PM Squared, LLC, which is a member of a "group" with Endeavor Blockchain, LLC for purposes of Sectoin 13(d) of the Exchange Act.

ENDEAVOR BLOCKCHAIN, LLC By: /s/ Joshua Kilgore, Managing Member /s/ Joshua Kilgore /s/   01/12/2026
Cody Smith PM SQUARED, LLC By: /s/ Phil Stanley, Managing Member /s/

** Signature of Reporting Person   Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

EXHIBIT H

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Mawson Infrastructure Group Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

57778N307

(CUSIP Number)

Joshua Kilgore
5701 Euper Lane, Ste A,
Fort Smith, AR, 72903
479-420-8957

Cam C. Hoang
Dorsey & Whitney LLP, 50 S. Sixth Street, Suite 1500
Minneapolis, MN, 55402
(612) 492-6109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

11/24/2025

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	57778N307

1	**Name of reporting person** Endeavor Blockchain, LLC
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** WC
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** ARKANSAS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 1,400,000.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 1,400,000.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 1,400,000.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)**

	42.4 %	
14	**Type of Reporting Person (See Instructions)** OO	

Comment for Type of Reporting Person: Endeavor Blockchain, LLC is 100% owned Joshua Kilgore, the managing member.

SCHEDULE 13D

CUSIP No.	57778N307

1	**Name of reporting person** Joshua Kilgore
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** PF
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 8,000.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 8,000.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 8,000.00

12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2 %
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.	57778N307

1	Name of reporting person Cody Smith
2	Check the appropriate box if a member of a Group (See Instructions) ☑ (a) ☐ (b)
3	SEC use only
4	Source of funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 75,000.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 75,000.00
	10	Shared Dispositive Power 0.00

11	**Aggregate amount beneficially owned by each reporting person** 75,000.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 2.3 %
14	**Type of Reporting Person (See Instructions)** IN

SCHEDULE 13D

CUSIP No.	57778N307

1	**Name of reporting person** PM Squared, LLC
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** WC
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** TEXAS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 2,297.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 2,297.00

	10	Shared Dispositive Power 0.00
11		Aggregate amount beneficially owned by each reporting person 2,297.00
12		Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13		Percent of class represented by amount in Row (11) 0.1 %
14		Type of Reporting Person (See Instructions) IA

Comment for Type of Reporting Person: PM Squared, LLC is 100% owned by Phil Stanley, the managing member.

SCHEDULE 13D

Item 1.   **Security and Issuer**

(a)   **Title of Class of Securities:**

Common Stock, $0.001 par value

(b)   **Name of Issuer:**

Mawson Infrastructure Group Inc.

(c)   **Address of Issuer's Principal Executive Offices:**

950 RAILROAD AVE, MIDLAND, PENNSYLVANIA , 15059.

Item 2.   **Identity and Background**

(a)   i) Endeavor Blockchain, LLC
ii) Joshua Kilgore
iii) Cody Smith
iv) PM Squared, LLC
(Together, the "Reporting Persons")

Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Amendment No 3 to Schedule 13D.

(b)   i) and ii) Endeavour Blockchain, LLC and Joshua Kilgore: 5701 Euper Lane, Suite A, Fort Smith, Arkansas 72903
iii) Cody Smith: 3801 Bent Elm Ln., Forth Worth,, TX
iv) PM Squared, LLC: 6050 Southwest Blvd, Suite 150 Fort Worth, TX 76109

(c)   Each of the Reporting Persons are engaged in the business of investment. See Item 2(a).

(d)   The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   i) Arkansas
ii)   United States
iii) United States
iv)   Texas

Item 3.   **Source and Amount of Funds or Other Consideration**

i) WC
ii)   PF
iii)   PF
iv)   WC

Item 4.   **Purpose of Transaction**

The Reporting Persons purchased the common shares (the "Shares") of Mawson Infrastructure Group, Inc. (the "Issuer") based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons have attempted to engage with the Issuer's management and Board of Directors regarding opportunities for value creation and strategic partnership.

These attempts have included invitations to the Issuer's Board to discuss:

- The Reporting Persons' analysis of the Issuer's capital structure;
- Long-term strategic support for the Issuer from the Reporting Persons and Big Digital Energy LLC ("BDE"), a subsidiary of Endeavor Blockchain,LLC;
- A potential tender offer that would provide Issuer stockholders who wish to exit a cash premium to the trading price for a portion of the outstanding shares; and
- Additional equity capital, including via the issuance of preferred securities, to address near-term obligations and fund future growth.

If pursued, and subject to further evaluation, negotiation, financing, regulatory considerations, and approvals, these discussions could result in the Reporting Persons owning a majority of the outstanding Shares and appointing a majority of members to the Board of Directors, recapitalization of the Issuer, and related amendments to the Issuer's charter documents establishing, among other terms, the rights and obligations of any holders of newly issued equity.

The Reporting Persons may engage in discussions with stockholders of the Issuer or other third parties about these matters. Any potential tender offer referenced herein remains preliminary and subject to further evaluation, and no tender offer has been commenced, planned, or authorized as of the date of this Schedule 13D. There are no agreements, arrangements, or understandings currently in place with respect to any such transactions

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its business, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item

Item 5. **Interest in Securities of the Issuer**

(a) Except as otherwise noted, the percentages used in this Amendment No. 3 to Schedule 13D are based upon 3,304,639 Shares outstanding as of December 17, 2025, as reported in the Issuer's Quarterly Report filed on November 14, 2025 and the Issuer's Current Report filed on December 17, 2025. All Shares are reported post 1 to 20 reverse stock split effective November 20, 2025.
See rows (11) and (13) of the cover pages to this Amendment No. 3 to Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on January 21, 2026. The filing of this Amendment No. 3 to Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Total aggregate shares owned by Reporting Persons: 1,485,297 as of January 21, 2026.
Total aggregate percentage of class owned by Reporting Persons: 44.9% as of January 21, 2026.

As of the close of business on November 24, 2025, each of the Reporting Persons beneficially owned the number and percentage of Shares reported below, in the aggregate exceeding 5% of the 1,143,260 Shares outstanding as of November 12, 2025, as reported in the Issuer's Quarterly Report filed on November 14, 2025:
i)   Endeavor BlockChain, LLC: 93,914 Shares (8.2%)
ii)   Joshua Kilgore: 1 Share (0.0%)
iii) Cody Smith: 0 Shares (0.0%)
iv)   PM Squared, LLC: 0 Shares (0.0%)

The transactions in which these Shares were acquired, and subsequent transactions up to December 22, 2026 (the date that the Reporting Persons originally filed a Schedule 13D) are listed in Exhibit 99.2, along with running totals of the aggregate number and percentage of Shares beneficially owned as a percentage of 1,143,260 Shares outstanding.
All of the Shares were acquired using the source of funds disclosed in row (4) of the cover pages to this Amendment No. 3 to Schedule 13D. The Shares were acquired through open-market purchases.

(b) See rows (7) through (10) of the cover pages to this Amendment No. 3 to Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition. These representations are applicable to all the Shares described in Item 5(a) and Exhibit 99.2.

(c) i) Purchase of 140,000 Shares by Endeavor Blockchain, LLC on January 16, 2026, at an average weighted price of $4.68 per share through open-market purchases.
ii) None
iii) None
iv) None

(d) Not applicable

(e) Not applicable

Item 7. **Material to be Filed as Exhibits.**

The Joint Filing Agreement entered into by the Reporting Persons as of January 6, 2026, and attached as Exhibit 99.1 to Amendment No. 1 to Schedule 13D is incorporated herein by reference.
Exhibit 99.2 - Item 5(a) Schedule of Transactions

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endeavor Blockchain, LLC

Signature: **Joshua Kilgore**
Name/Title: **Managing Member**
Date: **01/21/2026**

Joshua Kilgore

Signature: **Joshua Kilgore**
Name/Title: **Individual**
Date: **01/21/2026**

Cody Smith

Signature: **Cody Smith**
Name/Title: **Individual**
Date: **01/21/2026**

PM Squared, LLC

Signature: **Phil Stanley**
Name/Title: **Managing Member**
Date: **01/21/2025**

EX-99.2 2 ex99.htm EXHIBIT 99.2

EXHIBIT 99.2

Item 5(c)

The Reporting Persons' transactions in the Shares prior to December 22, 2025, the date on which the original Schedule 13D was filed, are listed below.

Name of Reporting Person	Date of Purchase	Number of Shares Purchased[1]	Purchase Price	Total Beneficial Ownership[1]	Percentage of Outstanding Shares as Reported on 11.14.25[2]	Percentage of Outstanding Shares as Reported on 12.17.25[3]
Endeavor Blockchain, LLC						
	11/13/2025	12,000	AWP 12.67 (range of $12.00 to $13.20) Total $152,000.40	12,000	1.0%	<1%
	11/24/2025	81,914	AWP $5.42 (range of $4.95 to $7.20) Total $707,046.10	93,914	8.2%	2.8%
	11/25/2025	56,086	AWP $4.88 (Range of $4.72 to $5.66) Total $273,524.10	150,000	13.1%	4.5%
	11/26/2025	50,000	AWP $3.99 (range of $4.62 to $5.30) Total $252,874.10	200,000	17.5%	6.1%
	11/28/2025	1,000	$5.23 Total $5,230.00	201,000	17.6%	6.1%
	12/1/2025	29,000	AWP $4.83 (range of $4.59 to $4.99) Total $140,026.00	230,000	20.1%	7.0%
	12/2/2025	17,150	AWP $4.90 (range of $4.70 to $5.36) Total $84,087.13	247,150	21.6%	7.5%
	12/3/2025	52,850	AWP $4.85 (range of $4.71 to $5.18)	300,000	26.2%	9.1%

				Total $256,754.50			
	12/5/2025	99,811	AWP $4.41 (range of $4.04 to $5.11) Total $440,374.40	399,811	35.0%	12.1%
	12/8/2025	50,189	AWP $4.37 (range of $4.26 to $4.60) Total $219,443.40	450,000	39.4%	13.6%
	12/9/2025	70,000	AWP $4.74 (range of $4.24 to $5.02) Total $331,530.90	520,000	45.5%	15.7%
	12/10/2025	105,000	AWP $6.01 (range of $4.85 to $6.88) Total $631,283.70	625,000	54.7%	18.9%
	12/11/2025	122,000	AWP $8.38 (range of $5.59 to $9.94) Total $1,022,943.69	747,000	65.3%	22.6%
	12/12/2025	98,000	AWP $5.37 (range of $5.11 to $5.51) Total $525,824.98	845,000	73.9%	25.6%
	12/15/2025	50,000	AWP $4.31 (range of $4.10 to $4.80) Total $215,449.12	895,000	78.3%	27.1%
	12/16/2025	20,000	AWP $4.07 (range of $4.06 to $4.12) Total $81,450.00	915,000	80.0%	27.7%
Joshua Kilgore						
	11/21/2025	1	$4.76	1	<1%	<1%
	11/25/2025	6,999	$5.55 AWP (range of $4.70 to $6.00)	7,000	<1%	<1%
	12/3/2025	1,000	$4.89	8,000	<1%	<1%
Cody Smith						

	11/28/2025	5,000	$5.18	5,000	<1%	<1%
	12/3/2025	5,982	$4.79 AWP (range of $$4.77 to $4.83)	10,982	<1%	<1%
	12/5/2025	10,000	$4.20	20,982	<1%	<1%
	12/11/2025	2,000	$12.00	22,982	<1%	<1%
	12/15/2025	10,000	$4.60	32,982	<1%	<1%
PM Squared, LLC						
	12/2/2025	1,449	$4.91	1,449	<1%	<1%
	12/5/2025	380	$4.20	1,829	<1%	<1%
	12/8/2025	112	$4.45	1,941	<1%	<1%
	12/9/2025	106	$4.68	2,047	<1%	<1%
	12/10/2025	5	$4.94	2,052	<1%	<1%
	12/16/2025	245	$4.03	2,297	<1%	<1%

Date	**Cumulative Number of Shares Owned by Group**[1]	**Cumulative Percentage of Shares Outstanding as Reported on 11.14.25** [2]	**Cumulative Percentage of Shares Outstanding as Reported on 12.17.25** [3]
11/24/2025	93,915	8.2%	<5%
11/25/2025	157,000	13.7%	<5%
11/26/2025	207,000	18.1%	6.3%
11/28/2025	213,000	18.6%	6.4%
12/01/2025	242,000	21.2%	7.3%
12/02/2025	260,599	22.8%	7.9%
12/03/2025	320,431	28.0%	9.7%
12/05/2025	430,622	37.7%	13.0%
12/08/2026	480,923	42.1%	14.6%
12/09/2025	530,047	46.4%	16.0%
12/10/2025	656,034	57.4%	19.9%
12/11/2025	780,034	68.2%	23.6%
12/12/2025	878,034	76.8%	26.6%
12/15/2026	938,034	82.0%	28.4%
12/16/2025	958,279	83.8%	29.0%

(1) Issuer's 1:20 reverse stock split was effective November 20, 2025. All Shares are presented on a post-split basis.

(2) Assumes that total Shares outstanding is 1,143,260 based on Issuer's Form 10-Q filed November 14, 2025.

(3) Assumes that total Shares outstanding is 3,304,639 based on Issuer's Form 10-Q filed November 14, 2025, and Form 8-K filed December 17, 2025.

4912-4077-9381\1

EXHIBIT I

DFAN14A 1 ef20063714_dfan14a.htm DFAN14A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐　　Preliminary Proxy Statement

☐　　Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐　　Definitive Proxy Statement

☐　　Definitive Additional Materials

☒　　Soliciting Material Under § 240.14a-12

MAWSON INFRASTRUCTURE GROUP INC.

(Name of Registrant as Specified In Its Charter)

THE ENDEAVOR INVESTOR GROUP:
ENDEAVOR BLOCKCHAIN, LLC
PM SQUARED, LLC
JOSHUA KILGORE
CODY SMITH
PHIL STANLEY

(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒　　No fee required

☐　　Fee paid previously with preliminary materials

☐　　Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

The Endeavor Investor Group intends to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission (the "SEC") to be used to solicit votes for, among other things, the election of one or more director nominees at the 2026 annual meeting of stockholders of Mawson Infrastructure Group Inc., a Delaware corporation.

On January 22, 2026, The Endeavor Investor Group issued the following press release.

A Letter to the Stockholders of Mawson Infrastructure Group Inc.

FORT SMITH, Ark., Jan. 22, 2026 (GLOBE NEWSWIRE) -- The Endeavor Investor Group (together with its affiliates, "Endeavor" or "we") today issued the following letter to Mawson Infrastructure Group Inc. ("Mawson" or the "Company") stockholders.

Dear Fellow Shareholders:

The Endeavor Investor Group (together with its affiliates, "Endeavor" or "we") is a significant stockholder of Mawson Infrastructure Group Inc. ("Mawson" or the "Company"). We invested in Mawson because we believe the Company controls a strategically important footprint in high-performance compute ("HPC") and digital asset infrastructure that is not reflected in today's share price.

Mawson is a strategic and valuable company. It has capabilities, relationships, and assets that are difficult and expensive to replicate. Despite this, the Company has suffered from repeated strategic missteps, poor capital allocation decisions, and ineffective oversight during periods of financial distress.

In our view, the Company's current position reflects failures in governance and leadership. The current Board and CEO have not delivered the strategy, execution, or accountability shareholders deserve. We believe meaningful change in leadership is necessary for shareholders to realize the value we see in Mawson's assets and platform. Shareholders should evaluate whether the current leadership team is fit for purpose at this inflection point and whether the Company needs different experience, urgency, and accountability at the top.

Against this backdrop, we are writing to you today for three reasons:

    (1) Mawson's current trajectory is not sustainable or acceptable for shareholders

    (2) The Board has not meaningfully engaged with us despite repeated outreach

    (3) We believe shareholders deserve a credible plan and immediate action

In our view, the path forward begins with stabilizing the balance sheet, prioritizing Mawson's highest-value assets, and restoring accountability at the Board and management level

State of Mawson Today

    (1) ~95% decline in share price

        a. Mawson's market capitalization has fallen from approximately $450 million at the end of 2021 to roughly $15 million as of early January 2026

    (2) Overreliance on dilutive equity issuances and asset sales

        a. As disclosed in the Company's SEC filings, Mawson recently sold approximately 1.6 million shares through its at-the-market ("ATM") program, for ~$9.6 million in gross proceeds

        b. Despite Mawson's all-time low market capitalization, management continues to sell shares today

    (3) Lack of coherent leadership, CEO Turnover

        a. Mawson is operating with a temporary CEO and has had to dismiss its past two CEOs for cause

        b. The current management team is largely comprised of attorneys and is focused more on litigation than on operations

    (4) Strained Balance Sheet

        a. As of September 30, 2025, Mawson had $9 million of negative equity on its balance sheet and more than $24 million of borrowings due within one year

What Endeavor Proposes Mawson Should Do

    (1) A focused strategy around Mawson's highest-value sites and customers towards AI and high-density compute

        a. Leverage the company's attractive power and site footprint in strategically-advantaged regions beyond Bitcoin mining

        b. As an example of the untapped value, in 2022, Mawson agreed to sell its Sandersville, Georgia Bitcoin mining facility and 6,468 ASIC miners to a large publicly traded Bitcoin miner for up to $42.5 million in total consideration. The sale price is nearly 3x the entire market capitalization of Mawson today, demonstrating both the destruction in value and the Company's inability to harvest the value of its own assets

    (2) A meaningful equity recapitalization that reduces short-term liabilities and ends the cycle of crisis financing

        a. Endeavor will be an active partner to Mawson and provide new equity capital to fund near-term obligations and support future growth

    (3) Improved governance that reflects relevant experience in AI, HPC, digital assets, and energy, and that holds management to clear performance standards and alignment between management incentives and shareholder value

Why Endeavor is Uniquely Positioned to Lead this Change and Next Steps

Endeavor and its affiliates have deep experience across digital infrastructure, power markets, high-performance compute, and digital assets. We have deployed capital across multiple market cycles and understand the operational, financial, and governance discipline required to scale infrastructure businesses responsibly. Our capital is long-term, aligned, and at risk alongside all other stockholders.

Since disclosing our investment, Endeavor has repeatedly sought to work with the Board and management to address Mawson's challenges. We have shared the above-mentioned concerns and solutions with Mawson's Board and Management. Our intent is straightforward: we want to help Mawson avoid a destabilizing outcome and create value for all its shareholders. We are ready to commit a substantial amount of our own capital to help Mawson succeed. We are not seeking special control rights, favorable economics, or any side arrangements. We simply want Mawson to succeed and reap benefits for all shareholders. Ideally, this can be accomplished in collaboration with the existing Board. However, if the Board continues to refuse to meaningfully engage with shareholders, we are prepared to consider all available shareholder-driven remedies, consistent with our rights and responsibilities as owners.

We encourage all stockholders to carefully evaluate Mawson's performance, the Board's record, and the path forward. We are confident you will arrive at the same conclusions we have.

Sincerely,

THE ENDEAVOR INVESTOR GROUP

Endeavor Blockchain, LLC

PM Squared, LLC

Joshua Kilgore

Cody Smith

Phil Stanley

About Endeavor Investor Group

The Endeavor Investor Group (together with its affiliates, "Endeavor") is an investment group focused on high-performance compute and digital asset infrastructure. Endeavor is comprised of Endeavor Blockchain, LLC, Big Digital Energy LLC, PM Squared, LLC, and certain associated individuals and entities, including Joshua Kilgore, Cody Smith, and Phil Stanley.

Through its affiliates, Endeavor has invested in and operates large-scale, energy-intensive compute and digital asset infrastructure across the United States, with experience in:

- Developing and financing high-density compute and digital asset facilities;

- Power procurement, grid interconnection, and regulatory strategy in diverse energy markets; and

- Designing, building, and operating mission-critical infrastructure for digital assets and high-performance computing.

Investor contact:

Investor Relations
Samir Jain
Email: ir@big-digital.energy

CERTAIN INFORMATION CONCERNING ENDEAVOR

Endeavor intends to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission (the "SEC") to be used to solicit votes for, among other things, the election of one or more director nominees at the 2026 annual meeting of stockholders of Mawson Infrastructure Group Inc., a Delaware corporation ("Mawson" or the "Company").

ENDEAVOR STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND ANY OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO ENDEAVOR'S INVESTOR RELATIONS DEPARTMENT AT THE CONTACT INFORMATION SET FORTH ABOVE.

The participants in the proxy solicitation are anticipated to be Endeavor Blockchain, LLC ("Endeavor Blockchain"), PM Squared, LLC ("PM2"), Joshua Kilgore, Cody Smith, Phil Stanley, and such other persons as may be identified in the proxy statement and any other proxy materials filed by Endeavor with the SEC (collectively, the "Participants").

As of the close of business on January 21, 2026:

- Endeavor Blockchain beneficially owned directly 1,400,000 shares of common stock, par value $0.001 per share, of the Company (the "Common Stock").
- PM2 beneficially owned directly 2,297 shares of Common Stock.
- Mr. Kilgore beneficially owned directly 8,000 shares of Common Stock.
- Mr. Smith beneficially owned directly 70,000 shares of Common Stock.

Through his 100% ownership of the membership interests in Endeavor Blockchain, LLC, Joshua Kilgore may be deemed to beneficially own an aggregate of 1,408,000 shares of Common Stock. Through his 100% ownership of membership interests in PM Squared, LLC, Phil Stanley may be deemed to beneficially own an aggregate of 2,297 shares of Common Stock. Each of the Participants disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

In the aggregate, as of the close of business on January 21, 2026, the Participants beneficially owned 1,485,297 shares of Common Stock, representing approximately 44.9% of the outstanding shares of Common Stock of the Company based on 3,304,639 shares outstanding as reported by the Company in its Quarterly Report on Form 10-Q filed on November 14, 2025 and its Current Report on Form 8-K filed on December 17, 2025.

Additional information regarding the Participants and their direct or indirect interests in the securities of the Company, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC by Endeavor in connection with the solicitation of proxies for the Company's 2026 annual meeting of stockholders.

EXHIBIT J

DFAN14A 1 ef20063690_dfan14a.htm DFAN14A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐　　　Preliminary Proxy Statement

☐　　　Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐　　　Definitive Proxy Statement

☐　　　Definitive Additional Materials

☒　　　Soliciting Material Under § 240.14a-12

MAWSON INFRASTRUCTURE GROUP INC.

(Name of Registrant as Specified In Its Charter)

THE ENDEAVOR INVESTOR GROUP:
ENDEAVOR BLOCKCHAIN, LLC
PM SQUARED, LLC
JOSHUA KILGORE
CODY SMITH
PHIL STANLEY

(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒　　　No fee required

☐　　　Fee paid previously with preliminary materials

☐　　　Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

The Endeavor Investor Group intends to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission (the "SEC") to be used to solicit votes for, among other things, the election of one or more director nominees at the 2026 annual meeting of stockholders of Mawson Infrastructure Group Inc., a Delaware corporation.

On January 22, 2026, The Endeavor Investor Group issued the following press release.

Endeavor Responds to Mawson Infrastructure Lawsuit Complaint

FORT SMITH, Ark., Jan. 22, 2026 (GLOBE NEWSWIRE) -- The Endeavor Investor Group (together with its affiliates, "Endeavor" or "we") today issued the following statement in response to the lawsuit filed by Mawson Infrastructure Group Inc. ("Mawson" or the "Company") in the United States District Court for the District of Delaware.

"We are disappointed that the Company has chosen litigation over constructive dialogue with its shareholders," said Joshua Kilgore, principal of Endeavor. "We have made a substantial investment in Mawson based on our conviction in its long-term potential in the HPC and digital infrastructure sector. We are looking to work with management to maximize the value of Mawson for all shareholders."

Kilgore continued. "We have acted as responsible, long-term shareholders seeking to create value. The allegations in the complaint mischaracterize the facts and our intentions. We intend to defend against these claims."

Despite this legal action, Endeavor remains committed to working constructively with Mawson to unlock shareholder value. As such, concurrent with this release, Endeavor has posted a separate release titled "A Letter to the Stockholders of Mawson Infrastructure Group Inc."

About Endeavor Investor Group
The Endeavor Investor Group (together with its affiliates, "Endeavor") is an investment group focused on high-performance compute and digital asset infrastructure. Endeavor is comprised of Endeavor Blockchain, LLC, Big Digital Energy LLC, PM Squared, LLC, and certain associated individuals and entities, including Joshua Kilgore, Cody Smith, and Phil Stanley.

Through its affiliates, Endeavor has invested in and operates large-scale, energy-intensive compute and digital asset infrastructure across the United States, with experience in:
- Developing and financing high-density compute and digital asset facilities;
- Power procurement, grid interconnection, and regulatory strategy in diverse energy markets; and
- Designing, building, and operating mission-critical infrastructure for digital assets and high-performance computing.

Investor contact:
Investor Relations
Samir Jain
Email: ir@big-digital.energy

CERTAIN INFORMATION CONCERNING ENDEAVOR

Endeavor intends to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission (the "SEC") to be used to solicit votes for, among other things, the election of one or more director nominees at the 2026 annual meeting of stockholders of Mawson Infrastructure Group Inc., a Delaware corporation ("Mawson" or the "Company").

ENDEAVOR STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND ANY OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO ENDEAVOR'S INVESTOR RELATIONS DEPARTMENT AT THE CONTACT INFORMATION SET FORTH ABOVE.

The participants in the proxy solicitation are anticipated to be Endeavor Blockchain, LLC ("Endeavor Blockchain"), PM Squared, LLC ("PM2"), Joshua Kilgore, Cody Smith, Phil Stanley, and such other persons as may be identified in the proxy statement and any other proxy materials filed by Endeavor with the SEC (collectively, the "Participants").

As of the close of business on January 21, 2026:
- Endeavor Blockchain beneficially owned directly 1,400,000 shares of common stock, par value $0.001 per share, of the Company (the "Common Stock").
- PM2 beneficially owned directly 2,297 shares of Common Stock.
- Mr. Kilgore beneficially owned directly 8,000 shares of Common Stock.
- Mr. Smith beneficially owned directly 70,000 shares of Common Stock.

Through his 100% ownership of the membership interests in Endeavor Blockchain, LLC, Joshua Kilgore may be deemed to beneficially own an aggregate of 1,408,000 shares of Common Stock. Through his 100% ownership of membership interests in PM Squared, LLC, Phil Stanley may be deemed to beneficially own an aggregate of 2,297 shares of Common Stock. Each of the Participants disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

In the aggregate, as of the close of business on January 21, 2026, the Participants beneficially owned 1,485,297 shares of Common Stock, representing approximately 44.9% of the outstanding shares of Common Stock of the Company based on 3,304,639 shares outstanding as reported by the Company in its Quarterly Report on Form 10-Q filed on November 14, 2025 and its Current Report on Form 8-K filed on December 17, 2025.

Additional information regarding the Participants and their direct or indirect interests in the securities of the Company, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC by Endeavor in connection with the solicitation of proxies for the Company's 2026 annual meeting of stockholders.

EXHIBIT K

EXCERPTS OF SOCIAL MEDIA POSTS BY JOSHUA KILGORE

Quotemedia.com







Vanwinkle Jan 06, 2026 4:25 PM
$MIGI $BTC We have updated our SEC filing to reflect the correct percentage of ownership. We are not passive investors. We believe Mawson is completely mispriced due to the creditors attempting to force them into BK and other missteps by prior management. Looking forward to a bright and shiny 2026. Cheers 😍

app.quotemedia.com/data/dow... Bullish

https://app.quotemedia.com

1 9

-

Vanwinkle Jan 24, 2026 8:12 PM
$MIGI post like this are good. You are asking the question and I'll provide you the facts as an answer. We were able to buy the shares we did because NO ONE WANTED THEM. Compound that with the company using their ATM and selling on the open market that I was buying in.

Today we hold nearly 1.5m shares and they are held in a cash only non margin account. I did that so they would not be able to be loaned out for shorting. We are not short and never will be. We are not here for a quick buck. I do not plan to sell this position....ever.
...

-

caracicatriz Jan 26, 2026 1:13 PM
$MIGI don't forget Endeavour already made a cash offer of $10 per share to purchase $MIGI Bullish

1 4

Vanwinkle Jan 26, 2026 1:36 PM
@caracicatriz to be clear, I did not make a tender offer for $10. The company asked us for an example of different ideas and that was one that we had. It was clearly a draft for discussion only but in their suit they straight up lie and say we made them an offer. Bullish

4

-

170486235.1

The 8K also references a partial tender offer. So timeline wise you acquired a large position within a month and almost immediately placed a tender offer while claiming management didn't work with you...

 5      ♡ 2   ↑

 **Vanwinkle** Jan 25, 2026 10:14 PM

@Team_Zissou I appreciate you asking the questions.

1. We did not put out a tender offer. Kaliste the Interim CEO asked me to provide an outline of ideas on how to help the company ahead of his January 8 board meeting. I provided an outline as a draft for discussion purposes only to help him. In their lawsuit against us they twist this draft as an actual tender offer and that's a straight up lie.

2. I do not know the employees yet so I'm not going to say they are or are not doing a good job. I'm sure there are excellent team members in the crew.

3. This company is not transparent and they don't communicate well. On December 4th I reached out to board chairman Ryan Costello to talk about MIGI and see if we could help them. To this day he has not responded to multiple emails request to have a chat. That's subpar regardless of how much we own. Bullish

 4      ♡ 1   ↑

170486235.1

X (@kilgore_joshua)

Metal Boar @Metal_Boar_ · 20h
Did Endeavor exceed 50% ownership in Mawson after the additional share purchases on 2026-01-26?

@kilgore_joshua $MIGI

4 7 512

Endeavor Blockchain
@kilgore_joshua

Not yet..........

9:28 PM · Jan 26, 2026 · 250 Views

-

Endeavor Blockchain
@kilgore_joshua · Member

Keep an eye on $MIGI Mining Mafia!

> Endeavor Blockchain @kilgore_joshua · Jan 22
> Endeavor Investor Group is a significant shareholder in Mawson Infrastructure Group $MIGI and today, we issued a letter to shareholders. The message is simple. The Company is underperforming, the value of its infrastructure is not being recognized, and leadership has no credible
> Show more

2:58 PM · Jan 22, 2026 · 914 Views

1 10

Post your reply Reply

BitcoinAIGuy @BitcoinAIGuy · Admin · Jan 22
wen takeover

1 3 36

Endeavor Blockchain @kilgore_joshua · Member · Jan 22
One step at a time.....

2 20

-

170486235.1



El Gato Capital @ElGatoPartners · Jan 23
Why don't you call for an EGM - you got the votes? Following as an shareholder and supports this to 100%. @kilgore_joshua

1 · 2 · 185

Endeavor Blockchain @kilgore_joshua · Jan 23
We are hopeful the board will come to the table to talk with us. If they don't we will review all options.

1 · 1 · 3 · 717

-

170486235.1

EXHIBIT L

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Mawson Infrastructure Group Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

57778N307

(CUSIP Number)

Joshua Kilgore
5701 Euper Lane, Ste A,
Fort Smith, AR, 72903
479-420-8957

Cam C. Hoang
Dorsey & Whitney LLP, 50 S. Sixth Street, Suite 1500
Minneapolis, MN, 55402
(612) 492-6109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

01/26/2026

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	57778N307

1	**Name of reporting person** Endeavor Blockchain, LLC
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** WC
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** ARKANSAS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 1,460,000.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 1,460,000.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 1,460,000.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)**

	44.2 %	
14	**Type of Reporting Person (See Instructions)** OO	

Comment for Type of Reporting Person: Endeavor Blockchain, LLC is 100% owned Joshua Kilgore, the managing member.

SCHEDULE 13D

CUSIP No.	57778N307

1	**Name of reporting person** Joshua Kilgore
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** PF
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 8,000.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 8,000.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 8,000.00

12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2 %
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.	57778N307

1	Name of reporting person Cody Smith
2	Check the appropriate box if a member of a Group (See Instructions) ☑ (a) ☐ (b)
3	SEC use only
4	Source of funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 75,000.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 75,000.00
	10	Shared Dispositive Power 0.00

11	**Aggregate amount beneficially owned by each reporting person** 75,000.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 2.3 %
14	**Type of Reporting Person (See Instructions)** IN

SCHEDULE 13D

CUSIP No.	57778N307

1	**Name of reporting person** PM Squared, LLC	
2	**Check the appropriate box if a member of a Group (See Instructions)** ☑ (a) ☐ (b)	
3	**SEC use only**	
4	**Source of funds (See Instructions)** WC	
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐	
6	**Citizenship or place of organization** TEXAS	
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 2,297.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 2,297.00

10	Shared Dispositive Power	0.00
11	Aggregate amount beneficially owned by each reporting person	2,297.00
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐	
13	Percent of class represented by amount in Row (11)	0.1 %
14	Type of Reporting Person (See Instructions)	IA

Comment for Type of Reporting Person: PM Squared, LLC is 100% owned by Phil Stanley, the managing member.

SCHEDULE 13D

Item 1.   **Security and Issuer**

(a)   **Title of Class of Securities:**

Common Stock, $0.001 par value

(b)   **Name of Issuer:**

Mawson Infrastructure Group Inc.

(c)   **Address of Issuer's Principal Executive Offices:**

950 RAILROAD AVE, MIDLAND, PENNSYLVANIA , 15059.

Item 2.   **Identity and Background**

(a)   i) Endeavor Blockchain, LLC
ii) Joshua Kilgore
iii) Cody Smith
iv) PM Squared, LLC
(Together, the "Reporting Persons")

Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Amendment No 4 to Schedule 13D.

(b)   i) and ii) Endeavour Blockchain, LLC and Joshua Kilgore: 5701 Euper Lane, Suite A, Fort Smith, Arkansas 72903
iii) Cody Smith: 3801 Bent Elm Ln., Forth Worth,, TX
iv) PM Squared, LLC: 6050 Southwest Blvd, Suite 150 Fort Worth, TX 76109

(c)   Each of the Reporting Persons are engaged in the business of investment. See Item 2(a).

(d)   The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   i) Arkansas
ii) United States
iii) United States
iv) Texas

Item 3.   **Source and Amount of Funds or Other Consideration**

i) WC
ii)   PF
iii)   PF
iv)   WC

Item 4.   **Purpose of Transaction**

The Reporting Persons purchased the common shares (the "Shares") of Mawson Infrastructure Group, Inc. (the "Issuer") based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons have attempted to engage with the Issuer's management and Board of Directors regarding opportunities for value creation and strategic partnership.
These attempts have included invitations to the Issuer's Board to discuss:
- The Reporting Persons' analysis of the Issuer's capital structure;
- Long-term strategic support for the Issuer from the Reporting Persons and Big Digital Energy LLC ("BDE"), a subsidiary of Endeavor Blockchain, LLC;
- A potential tender offer that would provide Issuer stockholders who wish to exit a cash premium to the trading price for a portion of the outstanding shares; and
- Additional equity capital, including via the issuance of preferred securities, to address near-term obligations and fund future growth.
If pursued, and subject to further evaluation, negotiation, financing, regulatory considerations, and approvals, these discussions could result in the Reporting Persons owning a majority of the outstanding Shares and appointing a majority of members to the Board of Directors, recapitalization of the Issuer, and related amendments to the Issuer's charter documents establishing, among other terms, the rights and obligations of any holders of newly issued equity.
The Reporting Persons may engage in discussions with stockholders of the Issuer or other third parties about these matters. Any potential tender offer referenced herein remains preliminary and subject to further evaluation, and no tender offer has been commenced, planned, or authorized as of the date of this Schedule 13D. There are no agreements, arrangements, or understandings currently in place with respect to any such transactions.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its business, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction

with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.   **Interest in Securities of the Issuer**

(a)   Except as otherwise noted, the percentages used in this Amendment No. 4 to Schedule 13D are based upon 3,304,639 Shares outstanding as of December 17, 2025, as reported in the Issuer's Quarterly Report filed on November 14, 2025, and the Issuer's Current Report filed on December 17, 2025. All Shares are reported post 1 to 20 reverse stock split effective November 20, 2025.

See rows (11) and (13) of the cover pages to this Amendment No. 4 to Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on January 26, 2026. The filing of this Amendment No. 4 to Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Total aggregate shares owned by Reporting Persons: 1,545,297 as of January 26, 2026
Total aggregate percentage of class owned by Reporting Persons: 46.8% as of January 26, 2026.

(b)   See rows (7) through (10) of the cover pages to this Amendment No. 4 to Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

(c)   i) Purchase of 60,000 Shares by Endeavor Blockchain, LLC on January 26, 2026, at an average weighted price of $4.84 per share (with a range of $4.50 to $5.00) through open-market purchases.
ii) None
iii) None
iv) None

(d)   Not applicable

(e)   Not applicable

Item 6.   **Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer**

Joint Filing Agreement dated January 6, 2026

Item 7.   **Material to be Filed as Exhibits.**

The Joint Filing Agreement entered into by the Reporting Persons as of January 6, 2026, and attached as Exhibit 99.1 to Amendment No. 1 to Schedule 13D is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endeavor Blockchain, LLC

Signature: **Joshua Kilgore**
Name/Title: **Managing Member**
Date: **01/26/2026**

Joshua Kilgore

Signature: **Joshua Kilgore**
Name/Title: **Individual**
Date: **01/26/2026**

Cody Smith

Signature: **Cody Smith**
Name/Title: **Individual**
Date: **01/26/2026**

PM Squared, LLC

Signature: **Phil Stanley**
Name/Title: **Managing Member**
Date: **01/26/2025**

EX-99.2 2 ex99.htm EXHIBIT 99.2

EXHIBIT 99.2

<u>**Item 5(c)**</u>

The Reporting Persons' transactions in the Shares prior to December 22, 2025, the date on which the original Schedule 13D was filed, are listed below.

Name of Reporting Person	Date of Purchase	Number of Shares Purchased[1]	Purchase Price	Total Beneficial Ownership[1]	Percentage of Outstanding Shares as Reported on 11.14.25[2]	Percentage of Outstanding Shares as Reported on 12.17.25[3]
Endeavor Blockchain, LLC						
	11/13/2025	12,000	AWP 12.67 (range of $12.00 to $13.20) Total $152,000.40	12,000	1.0%	<1%
	11/24/2025	81,914	AWP $5.42 (range of $4.95 to $7.20) Total $707,046.10	93,914	8.2%	2.8%
	11/25/2025	56,086	AWP $4.88 (Range of $4.72 to $5.66) Total $273,524.10	150,000	13.1%	4.5%
	11/26/2025	50,000	AWP $3.99 (range of $4.62 to $5.30) Total $252,874.10	200,000	17.5%	6.1%
	11/28/2025	1,000	$5.23 Total $5,230.00	201,000	17.6%	6.1%
	12/1/2025	29,000	AWP $4.83 (range of $4.59 to $4.99) Total $140,026.00	230,000	20.1%	7.0%
	12/2/2025	17,150	AWP $4.90 (range of $4.70 to $5.36) Total $84,087.13	247,150	21.6%	7.5%
	12/3/2025	52,850	AWP $4.85 (range of $4.71 to $5.18)	300,000	26.2%	9.1%

		Total $256,754.50			
	12/5/2025	99,811	AWP $4.41 (range of $4.04 to $5.11) Total $440,374.40	399,811	35.0%	12.1%
	12/8/2025	50,189	AWP $4.37 (range of $4.26 to $4.60) Total $219,443.40	450,000	39.4%	13.6%
	12/9/2025	70,000	AWP $4.74 (range of $4.24 to $5.02) Total $331,530.90	520,000	45.5%	15.7%
	12/10/2025	105,000	AWP $6.01 (range of $4.85 to $6.88) Total $631,283.70	625,000	54.7%	18.9%
	12/11/2025	122,000	AWP $8.38 (range of $5.59 to $9.94) Total $1,022,943.69	747,000	65.3%	22.6%
	12/12/2025	98,000	AWP $5.37 (range of $5.11 to $5.51) Total $525,824.98	845,000	73.9%	25.6%
	12/15/2025	50,000	AWP $4.31 (range of $4.10 to $4.80) Total $215,449.12	895,000	78.3%	27.1%
	12/16/2025	20,000	AWP $4.07 (range of $4.06 to $4.12) Total $81,450.00	915,000	80.0%	27.7%
Joshua Kilgore						
	11/21/2025	1	$4.76	1	<1%	<1%
	11/25/2025	6,999	$5.55 AWP (range of $4.70 to $6.00)	7,000	<1%	<1%
	12/3/2025	1,000	$4.89	8,000	<1%	<1%
Cody Smith						

	11/28/2025	5,000	$5.18	5,000	<1%	<1%
	12/3/2025	5,982	$4.79 AWP (range of $$4.77 to $4.83)	10,982	<1%	<1%
	12/5/2025	10,000	$4.20	20,982	<1%	<1%
	12/11/2025	2,000	$12.00	22,982	<1%	<1%
	12/15/2025	10,000	$4.60	32,982	<1%	<1%
PM Squared, LLC						
	12/2/2025	1,449	$4.91	1,449	<1%	<1%
	12/5/2025	380	$4.20	1,829	<1%	<1%
	12/8/2025	112	$4.45	1,941	<1%	<1%
	12/9/2025	106	$4.68	2,047	<1%	<1%
	12/10/2025	5	$4.94	2,052	<1%	<1%
	12/16/2025	245	$4.03	2,297	<1%	<1%

Date	**Cumulative Number of Shares Owned by Group**(1)	**Cumulative Percentage of Shares Outstanding as Reported on 11.14.25** (2)	**Cumulative Percentage of Shares Outstanding as Reported on 12.17.25** (3)
11/24/2025	93,915	8.2%	<5%
11/25/2025	157,000	13.7%	<5%
11/26/2025	207,000	18.1%	6.3%
11/28/2025	213,000	18.6%	6.4%
12/01/2025	242,000	21.2%	7.3%
12/02/2025	260,599	22.8%	7.9%
12/03/2025	320,431	28.0%	9.7%
12/05/2025	430,622	37.7%	13.0%
12/08/2026	480,923	42.1%	14.6%
12/09/2025	530,047	46.4%	16.0%
12/10/2025	656,034	57.4%	19.9%
12/11/2025	780,034	68.2%	23.6%
12/12/2025	878,034	76.8%	26.6%
12/15/2026	938,034	82.0%	28.4%
12/16/2025	958,279	83.8%	29.0%

(1) Issuer's 1:20 reverse stock split was effective November 20, 2025. All Shares are presented on a post-split basis.

(2) Assumes that total Shares outstanding is 1,143,260 based on Issuer's Form 10-Q filed November 14, 2025.

(3) Assumes that total Shares outstanding is 3,304,639 based on Issuer's Form 10-Q filed November 14, 2025, and Form 8-K filed December 17, 2025.

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